FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

December 14, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: December 14, 2017	By:	/s/ Joseph Tung
	Name:	Joseph Tung
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 99.1	Unaudited Condensed Consolidated Interim Financial Statements
Exhibit 99.2	Discussion of Interim Financial Results as of and for the Nine-Month Period Ended September 30, 2017

EXHIBIT 99.1

Advanced Semiconductor Engineering,
Inc. and Subsidiaries

Condensed Consolidated Financial Statements for the
Nine Months Ended September 30, 2016 and 2017

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

(Unaudited)

	December 31, 2016
	(Retrospectively Adjusted)	September 30, 2017
ASSETS	NT$	NT$	US$ (Note 4)

CURRENT ASSETS
Cash and cash equivalents (Notes 4 and 6)	$38,392,524	$38,975,077	$1,285,034
Financial assets at fair value through profit or loss -
current (Notes 4 and 7)	3,069,812	3,339,900	110,119
Available-for-sale financial assets - current (Notes 4
and 8)	266,696	80,239	2,646
Trade receivables, net (Notes 4 and 9)	51,145,557	51,830,071	1,708,871
Other receivables (Note 4)	665,480	4,703,637	155,082
Current tax assets (Notes 4 and 25)	471,752	242,856	8,007
Inventories (Notes 4 and 10)	21,438,062	26,771,663	882,679
Inventories related to real estate business (Notes 4, 11
24 and 36)	24,187,515	10,494,092	345,997
Other financial assets - current (Notes 4, 12 and 36)	558,686	569,419	18,774
Other current assets	2,593,575	2,905,274	95,789

Total current assets	142,789,659	139,912,228	4,612,998

NON-CURRENT ASSETS
Available-for-sale financial assets - non-current
(Notes 4 and 8)	1,028,338	1,111,964	36,662
Investments accounted for using the equity
method (Notes 4, 5 and 13)	49,824,690	48,926,273	1,613,131
Property, plant and equipment (Notes 4, 14, 24,
and 37)	143,880,241	136,981,981	4,516,386
Investment properties (Notes 4, 15, 24 and 36)	-	8,051,721	265,471
Goodwill (Notes 4, 5, 16 and 28)	10,490,309	10,388,715	342,523
Other intangible assets (Notes 4, 17, 24, 28 and 35)	1,617,261	1,441,418	47,524
Deferred tax assets (Notes 4 and 25)	4,536,924	3,954,752	130,391
Other financial assets - non-current (Notes 4, 12 and 36)	1,320,381	1,165,254	38,419
Long-term prepayments for lease (Note 18)	2,237,033	7,809,515	257,485
Other non-current assets	205,740	351,836	11,600

Total non-current assets	215,140,917	220,183,429	7,259,592

TOTAL	$357,930,576	$360,095,657	$11,872,590

 (Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in Thousands)

(Unaudited)

	December 31, 2016
	(Retrospectively Adjusted)	September 30, 2017
LIABILITIES AND EQUITY	NT$	NT$	US$ (Note 4)

CURRENT LIABILITIES
Short-term borrowings (Note 19)	$20,955,522	$19,638,390	$647,491
Financial liabilities at fair value through profit or
loss - current (Notes 4 and 7)	1,763,660	803,925	26,506
Trade payables	35,803,984	41,077,069	1,354,338
Other payables (Note 21)	21,522,034	19,389,996	639,301
Current tax liabilities (Note 4)	6,846,350	6,060,926	199,833
Current portion of bonds payable (Notes 4 and 20)	9,658,346	6,136,891	202,337
Current portion of long-term borrowings (Notes 19
and 36)	6,567,565	6,839,993	225,519
Other current liabilities	3,852,113	4,407,842	145,329

Total current liabilities	106,969,574	104,355,032	3,440,654

NON-CURRENT LIABILITIES
Bonds payable (Notes 4 and 20)	27,341,557	16,980,485	559,858
Long-term borrowings (Notes 19 and 36)	46,547,998	32,525,043	1,072,372
Deferred tax liabilities (Notes 4 and 25)	4,856,549	4,900,453	161,571
Net defined benefit liabilities (Notes 4 and 22)	4,172,253	4,061,747	133,918
Other non-current liabilities	1,201,480	1,176,135	38,778

Total non-current liabilities	84,119,837	59,643,863	1,966,497

Total liabilities	191,089,411	163,998,895	5,407,151

EQUITY ATTRIBUTABLE TO OWNERS OF THE
COMPANY (Notes 4 and 23)
Share capital
Ordinary shares	79,364,735	83,804,781	2,763,099
Shares subscribed in advance	203,305	3,450,278	113,758
Total share capital	79,568,040	87,255,059	2,876,857
Capital surplus	22,266,500	40,348,725	1,330,324
Retained earnings (Notes 13 and 28)
Legal reserve	14,597,032	16,765,066	552,755
Special reserve	3,353,938	3,353,938	110,581
Unappropriated earnings	44,188,554	48,020,280	1,583,260
Total retained earnings	62,139,524	68,139,284	2,246,596
Accumulated other comprehensive income	(1,840,937)	(5,144,613)	(169,621)
Treasury shares	(7,292,513)	(7,292,513)	(240,439)

Equity attributable to owners of the Company	154,840,614	183,305,942	6,043,717

NON-CONTROLLING INTERESTS (Notes 4 and 23)	12,000,551	12,790,820	421,722

Total equity	166,841,165	196,096,762	6,465,439

TOTAL	$357,930,576	$360,095,657	$11,872,590

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

(Unaudited)

	For the Nine Months Ended September 30
	2016
	(Retrospectively
	Adjusted)	2017
	NT$	NT$	US$ (Note 4)

OPERATING REVENUES (Note 4)	$197,755,474	$206,455,154	$6,806,962

OPERATING COSTS (Notes 10, 24 and 28)	159,942,771	168,516,606	5,556,103

GROSS PROFIT	37,812,703	37,938,548	1,250,859

OPERATING EXPENSES (Notes 24 and 28)
Selling and marketing expenses	2,610,411	2,434,644	80,272
General and administrative expenses	8,371,727	9,290,897	306,327
Research and development expenses	8,300,488	8,701,067	286,880

Total operating expenses	19,282,626	20,426,608	673,479

OTHER OPERATING INCOME AND
EXPENSES (Notes 14 and 24)	(704,251)	274,317	9,044

PROFIT FROM OPERATIONS	17,825,826	17,786,257	586,424

NON-OPERATING INCOME AND
EXPENSES
Other income (Note 24)	411,965	453,688	14,958
Other gains and losses (Note 24)	734,066	5,750,612	189,602
Finance costs (Note 24)	(1,746,585)	(1,345,502)	(44,362)
Share of profit of associates and joint
ventures (Notes 4, 5 and 13)	1,176,046	542,509	17,887

Total non-operating income and expenses	575,492	5,401,307	178,085

PROFIT BEFORE INCOME TAX	18,401,318	23,187,564	764,509

INCOME TAX EXPENSE (Notes 4, 5 and 25)	3,229,968	4,638,014	152,918

PROFIT FOR THE PERIOD	15,171,350	18,549,550	611,591

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amounts in Thousands Except Earnings Per Share)

(Unaudited)

	For the Nine Months Ended September 30
	2016
	(Retrospectively
	Adjusted)	2017
	NT$	NT$	US$ (Note 4)
OTHER COMPREHENSIVE INCOME (LOSS)
Items that may be reclassified
subsequently to profit or loss:
Exchange differences on translating
foreign operations	$(6,743,531)	$(4,179,480)	$(137,800)
Unrealized gain (loss) on available- for-sale
financial assets	(52,969)	183,026	6,035
Share of other comprehensive income (loss) of
associates and joint ventures accounted
for using the equity method	(535,044)	426,703	14,068
	(7,331,544)	(3,569,751)	(117,697)

TOTAL COMPREHENSIVE INCOME
FOR THE PERIOD	$7,839,806	$14,979,799	$493,894

NET PROFIT ATTRIBUTABLE TO:
Owners of the Company	$14,339,729	$17,414,958	$574,183
Non-controlling interests	831,621	1,134,592	37,408

	$15,171,350	$18,549,550	$611,591

TOTAL COMPREHENSIVE INCOME
ATTRIBUTABLE TO:
Owners of the Company	$7,602,650	$14,111,282	$465,258
Non-controlling interests	237,156	868,517	28,636

	$7,839,806	$14,979,799	$493,894

EARNINGS PER SHARE (Note 26)
Basic	$1.87	$2.16	$0.07
Diluted	$1.58	$1.98	$0.07

EARNINGS PER AMERICAN
DEPOSITARY SHARE (“ADS”)
Basic	$9.36	$10.81	$0.36
Diluted	$7.88	$9.88	$0.33

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

(Unaudited)

	Equity Attributable to Owners of the Company
								Other Equity
									Unrealized
								Exchange Differences	Gain (loss) on
	Share Capital			Retained Earnings				on	Available-for-
								Translating	sale				Non-
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	Financial Assets	Total	Treasury Shares	Total	controlling Interests	Total Equity

ADJUSTED BALANCE AT JANUARY 1
2016 (Note 13)	7,910,428	$79,185,660	$23,758,550	$12,649,145	$3,353,938	$37,696,865	$53,699,948	$4,492,671	$588,119	$5,080,790	$(7,292,513)	$154,432,435	$11,492,545	$165,924,980

Change in capital surplus from investments in
associates and joint ventures accounted for using the
equity method	-	-	8,283	-	-	-	-	-	-	-	-	8,283	-	8,283

Profit for the nine months ended September 30, 2016
(After retrospectively adjusted) (Notes 13 and 28)	-	-	-	-	-	14,339,729	14,339,729	-	-	-	-	14,339,729	831,621	15,171,350

Other comprehensive loss for the nine
months ended September 30, 2016, net of income tax	-	-	-	-	-	-	-	(6,448,846)	(288,233)	(6,737,079)	-	(6,737,079)	(594,465)	(7,331,544)

Total comprehensive income (loss) for the nine
months ended September 30, 2016
(After retrospectively adjusted)	-	-	-	-	-	14,339,729	14,339,729	(6,448,846)	(288,233)	(6,737,079)	-	7,602,650	237,156	7,839,806

Appropriation of 2015 earnings
Legal reserve	-	-	-	1,947,887	-	(1,947,887)	-	-	-	-	-	-	-	-
Cash dividends declared by the Company	-	-	-	-	-	(12,476,779)	(12,476,779)	-	-	-	-	(12,476,779)	-	(12,476,779)

	-	-	-	1,947,887	-	(14,424,666)	(12,476,779)	-	-	-	-	(12,476,779)	-	(12,476,779)

Issue of dividends received by subsidiaries from the
Company	-	-	233,013	-	-	-	-	-	-	-	-	233,013	-	233,013

Partial disposal of interest in subsidiaries and additional
acquisition of majority-owned subsidiaries (Note 30)	-	-	(20,552)	-	-	(5,884)	(5,884)	-	-	-	-	(26,436)	26,436	-

Changes in percentage of ownership interest in
subsidiaries (Note 30)	-	-	(1,912,887)	-	-	-	-	-	-	-	-	(1,912,887)	(912,886)	(2,825,773)

Issue of ordinary shares under employee share options	26,262	323,390	396,996	-	-	-	-	-	-	-	-	720,386	-	720,386

Non-controlling interest arising from acquisition of
subsidiaries (After retrospectively adjusted) (Note 28)	-	-	-	-	-	-	-	-	-	-	-	-	42,857	42,857

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(236,426)	(236,426)

Additional non-controlling interest arising on issue of
employee share options by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	425,523	425,523

ADJUSTED BALANCE AT SEPTEMBER 30, 2016	7,936,690	$79,509,050	$22,463,403	$14,597,032	$3,353,938	$37,606,044	$55,557,014	$(1,956,175)	$299,886	$(1,656,289)	$(7,292,513)	$148,580,665	$11,075,205	$159,655,870

ADJUSTED BALANCE AT JANUARY 1, 2017 (Notes 13 and 28)	7,946,184	$79,568,040	$22,266,500	$14,597,032	$3,353,938	$44,188,554	$62,139,524	$(1,643,623)	$(197,314)	$(1,840,937)	$(7,292,513)	$154,840,614	$12,000,551	$166,841,165

Change in capital surplus from investments in
associates and joint ventures accounted for using the
equity method	-	-	2,266	-	-	-		-	-	-	-	2,266	-	2,266

Profit for the nine months ended September 30, 2017 (Notes 13 and 28)	-	-	-	-	-	17,414,958	17,414,958	-	-	-	-	17,414,958	1,134,592	18,549,550

Other comprehensive income (loss) for the nine
months ended September 30, 2017, net of income tax	-	-	-	-	-	-	-	(4,032,189)	728,513	(3,303,676)	-	(3,303,676)	(266,075)	(3,569,751)

Total comprehensive income (loss) for the nine months
ended September 30, 2017	-	-	-	-	-	17,414,958	17,414,958	(4,032,189)	728,513	(3,303,676)	-	14,111,282	868,517	14,979,799

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Amounts in Thousands)

(Unaudited)

	Equity Attributable to Owners of the Company
								Other Equity
									Unrealized Gain
								Exchange Differences	(loss) on
	Share Capital			Retained Earnings				on	Available-for-
	Shares							Translating	sale				Non-
	(In Thousands)	Amounts	Capital Surplus	Legal Reserve	Special Reserve	Unappropriated Earnings	Total	Foreign Operations	Financial Assets	Total	Treasury Shares	Total	controlling Interests	Total Equity

Appropriation of 2016 earnings
Legal reserve	-	$-	$-	$2,168,034	$-	$(2,168,034)	$-	$-	$-	$-	$-	$-	$-	$-
Cash dividends declared by the Company	-	-	-	-	-	(11,415,198)	(11,415,198)	-	-	-	-	(11,415,198)	-	(11,415,198)

	-	-	-	2,168,034	-	(13,583,232)	(11,415,198)	-	-	-	-	(11,415,198)	-	(11,415,198)

Issue of ordinary shares for capital increase
by cash (Note 23)	300,000	3,000,000	7,290,000	-	-	-	-	-	-	-	-	10,290,000	-	10,290,000

Issue of ordinary shares under conversion of bonds
(Notes 20 and 23)	424,258	4,242,577	9,657,905	-	-	-	-	-	-	-	-	13,900,482	-	13,900,482

Issue of dividends received by subsidiaries from the
Company	-	-	200,977	-	-	-	-	-	-	-	-	200,977	-	200,977

Changes in percentage of ownership interest in
subsidiaries (Note 30)	-	-	3,055	-	-	-	-	-	-	-	-	3,055	(3,055)	-

Issue of ordinary shares under employee share options	55,064	444,442	928,022	-	-	-	-	-	-	-	-	1,372,464	-	1,372,464

Cash dividends distributed by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	(246,440)	(246,440)

Additional non-controlling interest arising on issue
of employee share options by subsidiaries	-	-	-	-	-	-	-	-	-	-	-	-	171,247	171,247

BALANCE AT SETPEMBER 30, 2017	8,725,506	$87,255,059	$40,348,725	$16,765,066	$3,353,938	$48,020,280	$68,139,284	$(5,675,812)	$531,199	$(5,144,613)	$(7,292,513)	$183,305,942	$12,790,820	$196,096,762

US DOLLARS (Note 4)
BALANCE AT SEPTEMBER 30, 2017		$2,876,857	$1,330,324	$552,755	$110,581	$1,583,260	$2,246,596	$(187,135)	$17,514	$(169,621)	$(240,439)	$6,043,717	$421,722	$6,465,439

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

(Unaudited)

	For the Nine Months Ended September 30
	2016
	(Retrospectively
	Adjusted)	2017
	NT$	NT$	US$ (Note 4)

CASH FLOWS FROM OPERATING
ACTIVITIES
Profit before income tax	$18,401,318	$23,187,564	$764,509
Adjustments for:
Depreciation expense	21,694,771	21,440,178	706,897
Amortization expense	389,363	344,151	11,347
Net loss on fair value change of financial assets
and liabilities at fair value through profit or loss	1,492,157	2,567,033	84,637
Finance costs	1,746,585	1,345,502	44,362
Interest income	(171,615)	(178,027)	(5,870)
Dividend income	(20,625)	(47,225)	(1,557)
Compensation cost of employee share options	353,676	397,659	13,111
Share of profit of associates and joint ventures	(1,176,046)	(542,509)	(17,887)
Gain on disposal of property, plant and equipment	(19,284)	(354,871)	(11,700)
Impairment loss recognized on financial assets	1,886	99,239	3,272
Reversal of impairment loss on financial assets	(27,664)	-	-
Impairment loss recognized on non- financial assets	1,199,970	560,383	18,476
Gain on disposal of subsidiaries	-	(5,643,773)	(186,079)
Net gain on foreign currency exchange	(1,333,438)	(1,752,759)	(57,790)
Others	512,775	648,472	21,381
Changes in operating assets and liabilities
Financial assets held for trading	2,708,652	1,288,958	42,498
Trade receivables	(7,049,447)	(717,617)	(23,660)
Other receivables	(189,591)	(520,774)	(17,170)
Inventories	1,077,286	(5,973,621)	(196,954)
Other current assets	(179,052)	(501,124)	(16,522)
Financial liabilities held for trading	(2,044,739)	(3,081,176)	(101,588)
Trade payables	3,717,681	5,273,085	173,857
Other payables	(172,266)	(908,573)	(29,956)
Advance real estate receipts	(2,172,833)	(49,878)	(1,645)
Other current liabilities	239,510	401,087	13,224
Other operating activities items	38,013	(161,830)	(5,336)
	39,017,043	37,119,554	1,223,857
Interest received	164,867	178,833	5,896
Dividend received	4,037,857	1,917,404	63,218
Interest paid	(1,668,975)	(1,308,597)	(43,145)
Income tax paid	(4,838,659)	(4,638,195)	(152,924)

Net cash generated from operating activities	36,712,133	33,268,999	1,096,902

CASH FLOWS FROM INVESTING
ACTIVITIES
Purchase of financial assets designated as at fair value
through profit or loss	(52,981,180)	(45,998,990)	(1,516,617)

(Continued)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Amounts in Thousands)

(Unaudited)

	For the Nine Months Ended September 30
	2016
	(Retrospectively
	Adjusted)	2017
	NT$	NT$	US$ (Note 4)

Proceeds on sale of financial assets designated as at
fair value through profit or loss	$54,592,483	$46,243,401	$1,524,675
Purchase of available-for-sale financial assets	(1,192,678)	(602,648)	(19,870)
Proceeds on sale of available-for-sale financial assets	867,336	821,445	27,084
Cash received from return of capital by available-for-sale
financial assets	28,927	-	-
Acquisition of associates and joint ventures	(15,816,463)	-	-
Net cash outflow on acquisition of subsidiaries	(73,437)	-	-
Net cash inflow from disposal of subsidiaries	-	3,526,755	116,279
Payments for property, plant and equipment	(20,391,111)	(19,897,337)	(656,028)
Proceeds from disposal of property, plant and equipment	129,261	1,470,792	48,493
Payments for intangible assets	(373,928)	(236,333)	(7,792)
Proceeds from disposal of intangible assets	5,482	34,951	1,152
Decrease (increase) in other financial assets	(1,754,676)	144,394	4,761
Decrease (increase) in other non-current assets	(177,245)	13,322	439

Net cash used in investing activities	(37,137,229)	(14,480,248)	(477,424)

CASH FLOWS FROM FINANCING
ACTIVITIES
Net repayment of short-term borrowings	(384,911)	(631,277)	(20,814)
Repayment of short-term bills payable	(2,348,712)	-	-
Proceeds from issue of bonds	9,000,000	8,000,000	263,765
Repayment of bonds payable	(10,365,135)	(9,123,972)	(300,823)
Proceeds from long-term borrowings	48,963,098	31,278,466	1,031,272
Repayment of long-term borrowings	(42,202,720)	(44,260,682)	(1,459,304)
Dividends paid	(12,243,766)	(11,214,221)	(369,740)
Proceeds from issue of ordinary shares	-	10,290,000	339,268
Proceeds from exercise of employee share options	792,233	1,146,052	37,786
Decrease in non-controlling interests	(3,062,199)	(246,440)	(8,125)
Other financing activities items	12,342	13,932	459

Net cash used in financing activities	(11,839,770)	(14,748,142)	(486,256)

EFFECTS OF EXCHANGE RATE
CHANGES ON THE BALANCE OF
CASH AND CASH EQUIVALENTS	(5,324,895)	(3,458,056)	(114,015)

NET INCREASE (DECREASE) IN CASH AND CASH
EQUIVALENTS	(17,589,761)	582,553	19,207

CASH AND CASH EQUIVALENTS AT THE BEGINNING
OF THE PERIOD	55,251,181	38,392,524	1,265,827

CASH AND CASH EQUIVALENTS AT THE END OF
THE PERIOD	$37,661,420	$38,975,077	$1,285,034

The accompanying notes are an integral part of the condensed consolidated financial statements.	(Concluded)

ADVANCED SEMICONDUCTOR ENGINEERING, INC. AND SUBSIDIARIES

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2016 AND 2017

(Amounts in Thousands, Unless Stated Otherwise)

(Unaudited)

1.	GENERAL INFORMATION

Advanced Semiconductor Engineering, Inc. (the “Company”), a corporation incorporated under the laws of Republic of China (the “ROC”), and its subsidiaries (collectively referred to as the “Group”) offer a comprehensive range of semiconductors packaging, testing, and electronic manufacturing services (“EMS”).

The Company’s ordinary shares are listed on the Taiwan Stock Exchange (the “TSE”) under the symbol “2311”. Since September 2000, the ordinary shares of the Company have been traded on the New York Stock Exchange (the “NYSE”) under the symbol “ASX” in the form of American Depositary Shares (“ADS”). The ordinary shares of its subsidiary, Universal Scientific Industrial (Shanghai) Co., Ltd (the “USISH”), are listed on the Shanghai Stock Exchange (the “SSE”) under the symbol “601231”.

The consolidated financial statements are presented in the Company’s functional currency, New Taiwan dollar (NT$).

2.	APPROVAL OF FINANCIAL STATEMENTS

The condensed consolidated financial statements were authorized for issue by the management on December 14, 2017.

3.	APPLICATION OF NEW AND REVISED INTERNATIONAL FINANCIAL REPORTING STANDARDS AS ISSUED BY THE INTERNATIONAL ACCOUNTING STANDARDS BOARD (“IASB”) (collectively, “IFRSs”)

a.	Amendments to IFRSs that are mandatorily effective for the current year

In the current year, the Group has applied the following new, revised or amended standards and interpretations that have been issued and effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs: 2014-2016 Cycle	Note 2
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealized Losses	January 1, 2017

Note 1:	The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

Note 2 :	The amendment to IFRS 12 is retrospectively applied for annual periods beginning on or after January 1, 2017; the amendment to IAS 28 is retrospectively applied for annual periods beginning on or after January 1, 2018.

Except the adoption of Amendments to IAS 7 which can be referred to Note 34e, the Group believes that the adoption of the aforementioned new, revised or amended standards and interpretations did not have a material effect on the Group’s accounting policies.

b.	New, revised or amended standards and interpretations in issue but not yet effective

The Group has not applied the following new, revised or amended standards and interpretations that have been issued but are not yet effective:

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendments to IFRS 2	Classification and Measurement of Share-based Payment Transactions	January 1, 2018
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	To be determined by the IASB
IFRS 15	Revenue from Contracts with Customers	January 1, 2018
Amendments to IFRS 15	Clarifications to IFRS 15	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IAS 40	Transfers of investment property	January 1, 2018
IFRIC 22	Foreign Currency Transactions and Advance Consideration	January 1, 2018
Amendments to IAS 28	Long-term Interests in Associate and Joint Venture	January 1, 2019
IFRIC 23	Uncertainty over Income Tax Treatments	January 1, 2019

Note:	The aforementioned new, revised or amended standards and interpretations are effective for annual period beginning on or after the effective dates, unless specified otherwise.

c.	Significant changes in accounting policy resulted from new, revised and amended standards and interpretations in issue but not yet effective

Except for the following, the Group believes that the adoption of the aforementioned new, revised or amended standards and interpretations will not have a material effect on the Group’s accounting policies. As of the date that the accompanying condensed consolidated financial statements were authorized for issue, the Group continues in evaluating the impact on its financial position and operating results as a result of the initial adoption of the below standards and interpretations. The related impact will be disclosed when the Group completes the evaluation.

IFRS 9 “Financial Instruments” and related amendments

Recognition, measurement and impairment of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below:

For the Group’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

1)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method;

2)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Group may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gains or losses previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, investment in debt instruments measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Group takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging cost of derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

Transition

Financial instruments that have been derecognized prior to the effective date of IFRS 9 cannot be reversed to apply IFRS 9 when it becomes effective. Under IFRS 9, the requirements for classification, measurement and impairment of financial assets are applied retrospectively with the difference between the previous carrying amount and the carrying amount at the date of initial application recognized in the current period and restatement of prior periods is not required. The requirements for general hedge accounting shall be applied prospectively and the accounting for hedging options shall be applied retrospectively.

Amendments to IFRS 10 and IAS 28 “Sale or Contribution of Assets between an Investor and its Associate or Joint Venture”

The amendments stipulated that, when the Group sells or contributes assets that constitute a business (as defined in IFRS 3) to an associate or joint venture, the gain or loss resulting from the transaction is recognized in full. Also, when the Group loses control over a subsidiary that contains a business but retains significant influence or joint control, the gain or loss resulting from the transaction is recognized in full.

Conversely, when the Group sells or contributes assets that do not constitute a business to an associate or joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the Group’s share of the gain or loss is eliminated. Also, when the Group loses control over a subsidiary that does not contain a business but retains significant influence or joint control in an associate or a joint venture, the gain or loss resulting from the transaction is recognized only to the extent of the unrelated investors’ interest in the associate or joint venture, i.e. the Group’s share of the gain or loss is eliminated.

IFRS 15 “Revenue from Contracts with Customers” and related amendments

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersede IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

—	Identify the contract with the customer;

—	Identify the performance obligations in the contract;

—	Determine the transaction price;

—	Allocate the transaction price to the performance obligations in the contracts; and

—	Recognize revenue when the Group satisfies a performance obligation.

The Group will adopt IFRS 15 and related amendments starting from January 1, 2018, including retrospective application to all contracts that are not yet complete as of January 1, 2018, and anticipate to apply the modified retrospective transition method.  Under the modified retrospective transition method, the Group will recognize the cumulative effect of applying IFRS 15 and related amendments as an adjustment to the opening balance of retained earnings as at the date of initial application.  The comparative financial statements of prior periods will be retained as reported under the previous standards.

Presented below is the status of the process we have utilized for the adoption of IFRS 15 and related amendments and the significant implementation matters addressed:

—	The Group established a global cross-functional project management implementation team to assess all potential impacts of this standard.

—	The Group is reviewing current accounting policies and practices in each reporting segment to identify potential differences that would result from the application of this standard.

—	Customers and contracts were identified.

—	Evaluation of the contract provisions and the comparison of historical accounting policies and practices to the requirements of the new standard is in process, including the related qualitative disclosures regarding the potential impact of the effects of the accounting policies we expect to apply and a comparison to our current revenue recognition policies. We expect to complete this process prior to December 31, 2017.

While the evaluation of the impact is still in process, based on our preliminary evaluation, IFRS 15 and related amendments may result in a change to the timing of revenue recognition; however, such change is not expected to have a material quantitative impact on the Group’s consolidated financial statements.

IFRS 16 “Leases”

IFRS 16 sets out the accounting standards for leases that will supersede IAS 17 and a number of related interpretations.

Under IFRS 16, if the Group is a lessee, it shall recognize right-of-use assets and lease liabilities for all leases on the consolidated balance sheets except for low-value and short-term leases. The Group may elect to apply the accounting method similar to the accounting for operating lease under IAS 17 to the low-value and short-term leases. On the consolidated statements of comprehensive income, the Group should present the depreciation expense charged on the right-of-use asset separately from interest expense accrued on the lease liability; interest is computed by using effective interest method. On the consolidated statements of cash flows, cash payments for the principal portion of the lease liability are classified within financing activities; cash payments for interest portion are classified within operating activities.

The application of IFRS 16 is not expected to have a material impact on the accounting of the Group as lessor.

When IFRS 16 becomes effective, the Group may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of the initial application of this Standard recognized at the date of initial application.

4.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a.	Statement of Compliance

The condensed consolidated financial statements have been prepared in accordance with IAS 34 “Interim Financial Reporting”. The condensed consolidated financial statements are not subject to qualification relating to the application of IFRSs.

The consolidated financial statements are condensed as they do not include all of the information required for a complete set of annual financial statements, and they should be read in conjunction with the Group’s annual audited consolidated financial statements and related notes thereto for the year ended December 31, 2016 prepared in accordance with IFRSs.

b.	Basis of Consolidation

The basis for the condensed consolidated financial statements

The basis applied in these condensed consolidated financial statements is consistent with those applied in the consolidated financial statements for the year ended December 31, 2016.

The subsidiaries in the condensed consolidated financial statements

Subsidiaries included in the condensed consolidated financial statements were as follows:

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	December 31, 2016	September 30, 2017

A.S.E. Holding Limited	Holding company	Bermuda	100.0	100.0
J & R Holding Limited (“J&R Holding”)	Holding company	Bermuda	100.0	100.0
Innosource Limited	Holding company	British Virgin Islands	100.0	100.0
Omniquest Industrial Limited	Holding company	British Virgin Islands	100.0	100.0
ASE Marketing & Service Japan Co., Ltd.	Engaged in marketing and sales services	Japan	100.0	100.0
ASE Test, Inc.	Engaged in the testing of semiconductors	Kaohsiung, ROC	100.0	100.0
USI Inc. (“USIINC”)	Engaged in investing activity	Nantou, ROC	99.2	99.2
Luchu Development Corporation	Engaged in the development of real estate properties	Taipei, ROC	86.1	86.1
TLJ Intertech Inc. (“TLJ”)	Engaged in information software services	Taipei, ROC	60.0	60.0
Alto Enterprises Limited	Holding company	British Virgin Islands	100.0	100.0
Super Zone Holdings Limited	Holding company	Hong Kong	100.0	100.0

(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	December 31, 2016	September 30, 2017

ASE (Kun Shan) Inc.	Engaged in the packaging and testing of semiconductors	Kun Shan, China	100.0	100.0
ASE Investment (Kun Shan) Limited	Holding company	Kun Shan, China	100.0	100.0
Advanced Semiconductor Engineering (China) Ltd.	Will engage in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Investment (Labuan) Inc.	Holding company	Malaysia	100.0	100.0
ASE Test Limited (“ASE Test”)	Holding company	Singapore	100.0	100.0
ASE (Korea) Inc.	Engaged in the packaging and testing of semiconductors	Korea	100.0	100.0
J&R Industrial Inc.	Engaged in leasing equipment and investing activity	Kaohsiung, ROC	100.0	100.0
ASE Japan Co., Ltd.	Engaged in the packaging and testing of semiconductors	Japan	100.0	100.0
ASE (U.S.) Inc.	After-sales service and sales support	U.S.A.	100.0	100.0
Global Advanced Packaging Technology Limited	Holding company	British Cayman Islands	100.0	100.0
ASE WeiHai Inc.	Engaged in the packaging and testing of semiconductors	Shandong, China	100.0	100.0
Suzhou ASEN Semiconductors Co., Ltd. (“ASEN”)	Engaged in the packaging and testing of semiconductors	Suzhou, China	60.0	60.0
Anstock Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
Anstock II Limited	Engaged in financing activity	British Cayman Islands	100.0	100.0
ASE Module (Shanghai) Inc.	Absorbed by ASE (Shanghai) Inc. in February 2017	Shanghai, China	100.0	-
ASE (Shanghai) Inc.	Engaged in the production of substrates	Shanghai, China	100.0	100.0
ASE Corporation	Holding company	British Cayman Islands	100.0	100.0
ASE Mauritius Inc.	Holding company	Mauritius	100.0	100.0
ASE Labuan Inc.	Holding company	Malaysia	100.0	100.0
Shanghai Ding Hui Real Estate Development Co., Ltd.	Engaged in the development, construction and sale of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Qi Property Management Co., Ltd.	Engaged in the management of real estate properties	Shanghai, China	100.0	100.0
Advanced Semiconductor Engineering (HK) Limited	Engaged in the trading of substrates	Hong Kong	100.0	100.0
Shanghai Ding Wei Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Yu Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Shanghai, China	100.0	100.0
Shanghai Ding Fan Department Store Co., Ltd.	Engaged in department store business	Shanghai, China	100.0	100.0
Kun Shan Ding Yue Real Estate Development Co., Ltd. (“KSDY”)	Engaged in the development, construction and leasing of real estate properties and was disposed of in June 2017 (Note 29)	Kun Shan, China	100.0	-
Kun Shan Ding Hong Real Estate Development Co., Ltd.	Engaged in the development, construction and leasing of real estate properties	Kun Shan, China	100.0	100.0
Shanghai Ding Xu Property management Co., Ltd.	Engaged in the management of real estate properties, and was established in August 2017	Shanghai, China	-	100.0
ASE Electronics Inc.	Engaged in the production of substrates	Kaohsiung, ROC	100.0	100.0
ASE Test Holdings, Ltd.	Holding company	British Cayman Islands	100.0	100.0
ASE Holdings (Singapore) Pte. Ltd	Holding company	Singapore	100.0	100.0
ASE Singapore Pte. Ltd.	Engaged in the packaging and testing of semiconductors	Singapore	100.0	100.0
ISE Labs, Inc.	Engaged in the testing of semiconductors	U.S.A.	100.0	100.0
ASE Electronics (M) Sdn. Bhd.	Engaged in the packaging and testing of semiconductors	Malaysia	100.0	100.0
ASE Assembly & Test (Shanghai) Limited	Engaged in the packaging and testing of semiconductors	Shanghai, China	100.0	100.0
ASE Trading (Shanghai) Ltd.	Engaged in trading activity	Shanghai, China	100.0	100.0

(Continued)

			Percentage of Ownership (%)
Name of Investee	Main Businesses	Establishment and Operating Location	December 31, 2016	September 30, 2017

Wuxi Tongzhi Microelectronics Co., Ltd.	Engaged in the packaging and testing of semiconductors	Wuxi, China	100.0	100.0
Huntington Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Unitech Holdings International Co., Ltd.	Holding company	British Virgin Islands	99.2	99.2
Real Tech Holdings Limited	Holding company	British Virgin Islands	99.2	99.2
Universal ABIT Holding Co., Ltd.	In the process of liquidation	British Cayman Islands	99.2	99.2
Rising Capital Investment Limited	Holding company	British Virgin Islands	99.2	99.2
Rise Accord Limited	Holding company	British Virgin Islands	99.2	99.2
Universal Scientific Industrial (Kunshan) Co., Ltd.	Engaged in the manufacturing and sale of computer assistance system and related peripherals	Kun Shan, China	99.2	99.2
USI Enterprise Limited (“USIE”)	Engaged in the service of investment advisory and warehousing management	Hong Kong	97.0	97.0
USISH	Engaged in the designing, manufacturing and sale of electronic components	Shanghai, China	75.9	75.9
Universal Global Technology Co., Limited	Holding company	Hong Kong	75.9	75.9
Universal Global Technology (Kunshan) Co., Ltd.	Engaged in the designing and manufacturing of electronic components	Kun Shan, China	75.9	75.9
Universal Global Technology (Shanghai) Co., Ltd.	Engaged in the processing and sales of computer and communication peripherals as well as business in import and export of goods and technology	Shanghai, China	75.9	75.9
Universal Global Electronics (Shanghai) Co., Ltd.	Engaged in the sale of electronic components and telecommunications equipment	Shanghai, China	75.9	75.9
Universal Global Industrial Co., Limited	Engaged in manufacturing, trading and investing activity	Hong Kong	75.9	75.9
Universal Global Scientific Industrial Co., Ltd. (“UGTW”)	Engaged in the manufacturing of components of telecomm and cars and provision of related R&D services	Nantou, ROC	75.9	75.9
USI America Inc.	Engaged in the manufacturing and processing of motherboards and wireless network communication and provision of related technical service.	U.S.A.	75.9	75.9
Universal Scientific Industrial De Mexico S.A. De C.V.	Engaged in the assembling of motherboards and computer components	Mexico	75.9	75.9
USI Japan Co., Ltd.	Engaged in the manufacturing and sale of computer peripherals, integrated chip and other related accessories	Japan	75.9	75.9
USI Electronics (Shenzhen) Co., Ltd.	Engaged in the design, manufacturing and sale of motherboards and computer peripherals	Shenzhen, China	75.9	75.9
Universal Scientific Industrial Co., Ltd. (“USI”)	Engaged in the manufacturing, processing and sale of computers, computer peripherals and related accessories	Nantou, ROC	75.2	75.7

(Concluded)

c.	Other significant accounting policies

Except for the following, the accounting policies applied in these condensed consolidated financial statements are consistent with those applied in the Group’s consolidated financial statements for the year ended December 31, 2016.

1)	Investment properties

Investment properties are properties held to earn rentals (including property under construction for such purposes).

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

Investment properties under construction are stated at cost less accumulated depreciation and accumulated impairment loss. Cost includes professional fees and, borrowing costs eligible for capitalization. Depreciation of these assets commences when the assets are ready for their intended use.

On derecognition of an investment property, the difference between the net disposal proceeds and the carrying amount of the asset is included in profit or loss.

2)	Retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for significant plan amendments, settlements, or other significant one-off events.

3)	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Interim period income taxes are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

d.	U.S. Dollar Amounts

A translation of the condensed consolidated financial statements into U.S. dollars is included solely for the convenience of the readers, and has been translated from New Taiwan dollar (NT$) at the exchange rate as set forth in the statistical release by the U.S. Federal Reserve Board of the United States, which was NT$30.33 to US$1.00 as of September 30, 2017. The translation should not be construed as a representation that the NT$ amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

5.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY

The same critical accounting judgments and key sources of estimation uncertainty of the consolidated financial statements have been followed in these condensed consolidated financial statements as were applied in the preparation of the Group’s consolidated financial statements for the year ended December 31, 2016.

6.	CASH AND CASH EQUIVALENTS

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Cash on hand	$6,856	$6,356	$210
Checking accounts and demand deposits	28,823,763	24,732,302	815,440
Cash equivalent	9,561,905	14,236,419	469,384

	$38,392,524	$38,975,077	$1,285,034

Cash equivalents include time deposits that are of a short maturity of three months or less from the date of acquisitions, and are highly liquid, readily convertible to known amounts in cash and the risk of changes in values is insignificant. Cash equivalents are held for the purpose of meeting short-term cash commitments rather than for investments or other purposes.

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Financial assets designated as at FVTPL

Private-placement convertible bonds	$100,583	$100,570	$3,316

Financial assets held for trading

Quoted shares	1,855,073	2,306,794	76,056
Open-end mutual funds	584,945	588,118	19,391
Swap contracts	462,339	299,677	9,881
Forward exchange contracts	66,872	44,741	1,475
	2,969,229	3,239,330	106,803

	$3,069,812	$3,339,900	$110,119

Financial liabilities held for trading

Swap contracts	$422,934	$747,465	$24,644
Forward exchange contracts	108,912	56,460	1,862
Foreign currency option contracts	17,924	-	-
Conversion option, redemption option and put option of convertible bonds (Note 20)	1,213,890	-	-

	$1,763,660	$803,925	$26,506

Private-placement convertible bonds included embedded derivative instruments which are not closely related to the host contracts and the Group designated the entire contracts as financial assets at FVTPL on initial recognition.

At each balance sheet date, the outstanding swap contracts not accounted for hedge accounting were as follows:

		Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2016

Sell NT$/Buy US$	2017.01-2017.12	NT$59,797,499/US$1,871,000
Sell US$/Buy CNY	2017.03	US$49,904/CNY349,800
Sell US$/Buy JPY	2017.02	US$77,153/JPY8,600,000
Sell US$/Buy NT$	2017.01	US$61,000/NT$1,958,908

September 30, 2017

Sell EUR/Buy US$	2017.10	EUR1,885/US$2,265
Sell NT$/Buy US$	2017.10-2018.09	NT$60,432,586/US$1,997,400
Sell US$/Buy CNY	2017.10	US$53,544/CNY349,800
Sell US$/Buy JPY	2017.10-2017.11	US$75,667/JPY8,380,000
Sell US$/Buy NT$	2017.10	US$144,040/NT$4,332,087

At each balance sheet date, the outstanding forward exchange contracts not accounted for hedge accounting were as follow:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2016

Sell NT$/Buy US$	2017.01-2017.02	NT$2,842,330/US$90,000
Sell US$/Buy CNY	2017.01-2017.02	US$70,000/CNY484,805
Sell US$/Buy JPY	2017.01-2017.02	US$43,877/JPY5,063,820
Sell US$/Buy KRW	2017.01	US$35,000/KRW41,012,700
Sell US$/Buy MYR	2017.01-2017.02	US$19,000/MYR84,544
Sell US$/Buy NT$	2017.01-2017.03	US$190,000/NT$6,099,400
Sell US$/Buy SGD	2017.01-2017.03	US$12,900/SGD18,080
Sell US$/Buy EUR	2017.01	US$281/EUR270

September 30, 2017

Sell NT$/Buy US$	2017.10-2017.11	NT$3,296,070/US$110,000
Sell US$/Buy CNY	2017.10-2017.12	US$101,800/CNY672,969
Sell US$/Buy JPY	2017.10-2017.11	US$37,761/JPY4,163,602
Sell US$/Buy KRW	2017.10	US$5,000/KRW5,650,100
Sell US$/Buy MYR	2017.10-2017.11	US$7,000/MYR30,090
Sell US$/Buy NT$	2017.10	US$75,800/NT$2,293,351
Sell US$/Buy SGD	2017.10-2017.11	US$9,400/SGD12,734

At each balance sheet date, the outstanding foreign currency option contracts not accounted for hedge accounting were as follows:

Notional Amount
Currency	Maturity Period	(In Thousands)

December 31, 2016

Buy US$ Call/CNY Put	2017.08 (Note)	US$2,000/CNY13,800
Sell US$ Put/CNY Call	2017.08 (Note)	US$1,000/CNY6,900

Note:	The contracts will be settled once a month and the counterparty has the right to early terminate the contracts, or the contracts will be early terminated or both parties will have no obligation to settle the contracts when specific criteria are met.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Unquoted ordinary shares	$553,350	$579,223	$19,097
Limited partnership	273,372	263,147	8,676
Open-end mutual funds	243,458	23,175	764
Quoted ordinary shares	146,786	261,924	8,636
Unquoted preferred shares	78,068	64,734	2,135
	1,295,034	1,192,203	39,308
Current	266,696	80,239	2,646

Non-current	$1,028,338	$1,111,964	$36,662

9.	TRADE RECEIVABLES, NET

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Trade receivables	$51,199,266	$51,916,883	$1,711,733
Less: Allowance for doubtful debts	53,709	86,812	2,862

Trade receivables, net	$51,145,557	$51,830,071	$1,708,871

a.	Trade receivables

The Group’s average credit terms were 30 to 90 days. Allowance for doubtful debts is assessed by reference to the collectability of receivables by evaluating the account aging, historical experience and current financial condition of customers.

As of December 31, 2016 and September 30, 2017, except that the Group’s five largest customers accounted for 30% and 34% of accounts receivable, respectively, the concentration of credit risk is insignificant for the remaining accounts receivable.

Aging of receivables based on the past due date

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Not past due	$45,959,876	$47,648,820	$1,571,013
1 to 30 days	4,467,435	3,694,261	121,802
31 to 90 days	700,122	469,467	15,478
More than 91 days	71,833	104,335	3,440

Total	$51,199,266	$51,916,883	$1,711,733

Aging of receivables that were past due but not impaired

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

1 to 30 days	$4,449,479	$3,667,348	$120,915
31 to 90 days	596,647	328,895	10,844

Total	$5,046,126	$3,996,243	$131,759

Except for those impaired, the Group had not provided an allowance for doubtful debts on trade receivables at each balance sheet date since there has not been a significant change in credit quality and the amounts were still considered collectible. The Group did not hold any collateral or other credit enhancements over these balances nor did it have a legal right to offset against any amounts owed by the Group to counterparties.

Movement of the allowance for doubtful trade receivables

	Impaired Individually	Impaired Collectively	Total
	NT$	NT$	NT$

Balance at January 1, 2016	$39,046	$43,860	$82,906
Impairment losses recognized (reversed)	(29,013)	1,349	(27,664)
Effect of foreign currency exchange difference	(691)	(289)	(980)

Balance at September 30, 2016	$9,342	$44,920	$54,262

Balance at January 1, 2017	$16,453	$37,256	$53,709
Impairment losses recognized	11,084	24,683	35,767
Effect of foreign currency exchange difference	(741)	(1,923)	(2,664)

Balance at September 30, 2017	$26,796	$60,016	$86,812

	Impaired Individually	Impaired Collectively	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2017	$543	$1,228	$1,771
Impairment losses recognized	365	814	1,179
Effect of foreign currency exchange difference	(25)	(63)	(88)

Balance at September 30, 2017	$883	$1,979	$2,862

b.	Transfers of financial assets

Except those factored receivables of US$41,849 thousand in prior years have been collected by Citi Bank during the nine months ended September 30, 2016, there was no receivables factored nor advances received for the nine months ended September 30, 2016 and 2017, respectively. The credit lines under the factoring agreements with Citi Bank were both US$66,000 thousand for the nine months ended September 30, 2016 and 2017.

Pursuant to the factoring agreement, losses from commercial disputes (such as sales returns and discounts) should be borne by the Company, while losses from credit risk should be borne by the banks. The Company also issued promissory notes to the banks for commercial disputes which remained undrawn since. The promissory notes both amounted to US$2,000 thousand as of December 31, 2016 and September 30, 2017. As of September 30, 2017, there was no significant losses from commercial disputes in the past and the Company does not expect any significant commercial dispute losses in the foreseeable future.

10.	INVENTORIES

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Finished goods	$6,519,465	$7,201,767	$237,447
Work in process	2,822,687	4,829,192	159,222
Raw materials	10,850,062	13,147,432	433,479
Supplies	795,093	942,167	31,064
Raw materials and supplies in transit	450,755	651,105	21,467

	$21,438,062	$26,771,663	$882,679

The cost of inventories recognized as operating costs for the nine months ended September 30, 2016 and 2017 were NT$158,494,249 thousand (retrospectively adjusted) and NT$168,241,535 thousand (US$5,547,034 thousand), respectively, which included write-down of inventories at NT$313,124 thousand and NT$274,917 thousand (US$9,064 thousand), respectively.

11.	INVENTORIES RELATED TO REAL ESTATE BUSINESS

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Land and buildings held for sale	$263,526	$110,174	$3,632
Construction in progress	22,236,464	8,696,393	286,726
Land held for construction	1,687,525	1,687,525	55,639

	$24,187,515	$10,494,092	$345,997

Land and buildings held for sale located in Kun Shan Qiandeng and Shanghai Zhangjiang, China were completed and successively sold. Construction in progress is mainly located on Hutai Road in Shanghai, China and Lidu Road in Kun Shan, China. The capitalized borrowing costs for the nine months ended September 30, 2016 and 2017 are disclosed in Note 24.

Construction in progress located on Caobao Road in Shanghai was completed in the third quarter of 2017 and immediately leased out for the lease business. As a result, the Group reclassified those buildings and land use right under the line item of “inventories related to real estate - construction in progress” to investment properties of NT$6,971,372 thousand (US$229,851 thousand) and long-term prepayments of NT$5,798,449 thousand (US$191,179 thousand), respectively. Please refer to Note 15.

As of December 31, 2016 and September 30, 2017, inventories related to real estate business of NT$12,076,154 thousand and NT$10,482,554 thousand (US$345,617 thousand), respectively, are expected to be recovered longer than twelve months.

Refer to Note 36 for the carrying amount of inventories related to real estate business that had been pledged by the Group to secure bank borrowings.

12.	OTHER FINANCIAL ASSETS

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Unsecured subordinate corporate bonds	$1,000,000	$1,000,000	$32,971
Time deposits with original maturity over three months	480,736	503,276	16,593
Guarantee deposits	178,103	161,093	5,311
Pledged time deposits (Note 36)	206,530	63,099	2,080
Others (Note 36)	13,698	7,205	238
	1,879,067	1,734,673	57,193
Current	558,686	569,419	18,774

Non-current	$1,320,381	$1,165,254	$38,419

The annual interest rate of unsecured subordinate corporate bonds was both 3.50 % as of December 31, 2016 and September 30, 2017.

13.	INVESTMENTS ACCOUNTED FOR USING THE EQUITY METHOD

	December 31, 2016 (Retrospectively Adjusted)	September 30, 2017
	NT$	NT$	US$ (Note 4)

Investments in associates	$49,154,140	$48,386,594	$1,595,337
Investments in joint ventures	670,550	539,679	17,794

	$49,824,690	$48,926,273	$1,613,131
a.	Investments in associates

1)	Investments in associates accounted for using the equity method consisted of the following:

			Carrying Amount
		Operating	December 31, 2016 (Retrospectively Adjusted)	September 30, 2017
Name of Associate	Main Business	Location	NT$	NT$	US$ (Note 4)

Material associate
Siliconware Precision Industries Co., Ltd. (“SPIL”)	Engaged in assembly, testing and turnkey services of integrated circuits	ROC	$45,898,225	$45,291,485	$1,493,290
Associates that are not individually material
Deca Technologies Inc.（”DECA”）	Holding company and the group engaged in manufacturing, development and marketing of wafer level packaging and interconnect technology	British Cayman Islands	1,813,677	1,641,440	54,119
Hung Ching Development & Construction Co. (“HC”)	Engaged in the development, construction and leasing of real estate properties	ROC	1,156,833	1,218,475	40,174
Hung Ching Kwan Co. (“HCK”)	Engaged in the leasing of real estate properties	ROC	321,120	312,567	10,305
Advanced Microelectronic Products Inc. (“AMPI”)	Engaged in integrated circuit	ROC	264,434	222,776	7,345
			49,454,289	48,686,743	1,605,233
	Less: Deferred gain on transfer of land		300,149	300,149	9,896

			$49,154,140	$48,386,594	$1,595,337

2)	At each balance sheet date, the percentages of ownership held by the Group were as follows:

	December 31, 2016	September 30, 2017

SPIL	33.29%	33.29%
DECA	22.07%	22.07%
HC	26.22%	26.22%
HCK	27.31%	27.31%
AMPI	38.76%	38.76%

3)	In July 2016, the Company acquired 98,490 thousand preferred shares issued by DECA at US$0.608 per share with a total consideration of NT$1,934,062 thousand. The percentage of ownership was 22.07% and the Company obtained significant influence over DECA. In addition, the Company's subsidiary, ASE Test, Inc., purchased 90,000 thousand ordinary share of AMPI in a private placement with NT$225,000 thousand paid in cash in November 2016. The private-placement ordinary shares were all restricted for disposal during a 3-year lock-up period.

4)	The Group has successively completed the identification of the difference between the cost of the investments and the Company’s share of the net fair value of DECA and AMPI’s identifiable assets and liabilities in the second quarter and the third quarter in 2017. Therefore, the Group has retrospectively adjusted the comparative consolidated financial statements for prior periods. As of December 31, 2016, the retrospective adjustments are summarized as follows:

	After Retrospectively Adjusted	Before Retrospectively Adjusted
	NT$	NT$
Investments accounted for using the equity method

December 31, 2016
DECA	$1,813,677	$1,820,329
AMPI	$264,434	$266,085

The aforementioned retrospective adjustments are accordingly recorded as a decrease of retained earnings as of December 31, 2016.

5)	Fair values (Level 1 inputs in terms of IFRS 13) of investments in associates with available published price quotation are summarized as follows:

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

SPIL	$49,634,805	$50,257,185	$1,657,012
HC	$1,310,829	$1,317,692	$43,445
AMPI	$307,038	$556,121	$18,336

6)	Summarized financial information in respect of the Group’s material associate

The summarized financial information below represents amounts shown in SPIL’s consolidated financial statements prepared in accordance with IFRSs and adjusted by the Group for equity accounting purposes.

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Current assets	$50,451,295	$46,610,073	$1,536,765
Non-current assets	107,573,251	105,401,342	3,475,151
Current liabilities	(41,088,439)	(38,262,801)	(1,261,550)
Non-current liabilities	(17,518,410)	(16,153,506)	(532,592)

Equity	$99,417,697	$97,595,108	$3,217,774

Proportion of the Group’s ownership interest in SPIL	33.29%	33.29%	33.29%

Net assets attributable to the Group	$33,096,151	$32,489,411	$1,071,197
Goodwill	12,802,074	12,802,074	422,093

Carrying amount	$45,898,225	$45,291,485	$1,493,290

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Operating revenue	$62,934,405	$61,931,600	$2,041,925
Gross profit	$10,886,891	$9,066,839	$298,940
Profit before income tax	$5,057,322	$3,503,617	$115,517

Net profit for the period	$4,018,435	$2,554,429	$84,221
Other comprehensive income(loss) for the period	(1,518,518)	1,091,109	35,975

Total comprehensive income for the period	$2,499,917	$3,645,538	$120,196
Cash dividends received from SPIL	$3,941,740	$1,815,275	$59,851

7)	Aggregate information of associates that are not individually material

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

The Group’s share of:
Net loss for the period	$(13,186)	$(132,933)	$(4,383)
Other comprehensive income (loss) for the period	(37,574)	44,279	1,460

Total comprehensive loss for the period	$(50,760)	$(88,654)	$(2,923)

The investments accounted for using the equity method and the share of profit or loss and other comprehensive income or loss of the investments in associates for the nine months ended September 30, 2016 and 2017 was based on the associates’ financial statements prepared in accordance with IFRSs and adjusted by the Group for equity method accounting purposes.

b.	Investments in joint ventures

1)	The joint venture that was not individually material and accounted for using the equity method was the Group’s investment in ASE Embedded Electronics Inc. (“ASEEE”). In May 2015, the Group and TDK Corporation (“TDK”) entered into an agreement to establish a joint venture to invest in ASEEE. The Group additionally participated in ASEEE’s cash capital increase with NT$146,903 thousand in September 2016. As of December 31, 2016 and September 30, 2017, the percentages of ownership were both 51%. ASEEE are located in ROC and engages in the production of embedded substrate. According to the joint arrangement, the Group and TDK must act together to direct the relevant operating activities and, as a result, the Group does not control ASEEE. The investment in ASEEE is accounted for using the equity method.

2)	Aggregate information of the joint venture that is not individually material

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

The Group’s share of net loss and total comprehensive loss for the period	$(57,252)	$(131,154)	$(4,324)

3)	The investments accounted for using the equity method and the share of loss and other comprehensive loss as of and for the nine months ended September 30, 2016 and 2017, respectively, were based on the joint venture’s financial statements prepared in accordance with IFRSs and adjusted by the Group for equity method accounting purposes.

14.	PROPERTY, PLANT AND EQUIPMENT

The carrying amounts of each class of property, plant and equipment were as follows:

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Land	$3,365,013	$3,274,238	$107,954
Buildings and improvements	58,028,631	59,075,082	1,947,744
Machinery and equipment	72,700,762	68,825,847	2,269,233
Other equipment	2,089,581	1,658,113	54,670
Construction in progress and machinery in transit	7,696,254	4,148,701	136,785

	$143,880,241	$136,981,981	$4,516,386

For the nine months ended September 30, 2016

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2016	$3,381,300	$94,447,932	$243,283,607	$7,722,408	$6,397,760	$355,233,007
Additions	-	(19,825)	100,380	76,145	21,128,121	21,284,821
Disposals	-	(387,024)	(8,033,648)	(84,143)	(215,773)	(8,720,588)
Reclassification	-	3,316,244	14,388,566	594,599	(18,299,584)	(175)
Acquisitions through business combinations	-	-	-	1,159	-	1,159
Effect of foreign currency exchange differences	(41,497)	(2,534,611)	(4,762,613)	(194,188)	(42,550)	(7,575,459)

Balance at September 30, 2016	$3,339,803	$94,822,716	$244,976,292	$8,115,980	$8,967,974	$360,222,765

Accumulated depreciation and impairment

Balance at January 1, 2016	$-	$34,646,878	$164,568,298	$5,907,414	$113,342	$205,235,932
Depreciation expense	-	3,845,108	17,236,723	612,940	-	21,694,771
Impairment losses recognized	-	620	876,153	5,564	4,509	886,846
Disposals	-	(332,480)	(7,790,959)	(76,588)	(100,049)	(8,300,076)
Reclassification	-	(5,200)	2,979	2,221	-	-
Acquisitions through business combinations	-	-	-	824	-	824
Effect of foreign currency exchange differences	-	(1,008,288)	(3,316,339)	(177,831)	(1,929)	(4,504,387)

Balance at September 30, 2016	$-	$37,146,638	$171,576,855	$6,274,544	$15,873	$215,013,910

For the nine months ended September 30, 2017

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2017	$3,365,013	$96,258,175	$248,200,756	$8,474,661	$7,713,542	$364,012,147
Additions	-	293,069	78,465	78,411	18,135,298	18,585,243
Disposals	-	(535,891)	(7,760,212)	(646,613)	(35,652)	(8,978,368)
Reclassification	(35,965)	5,899,415	15,099,085	141,871	(22,235,980)	(1,131,574)
Effect of foreign currency exchange differences	(54,810)	(2,059,053)	(4,261,996)	(167,199)	571,493	(5,971,565)

Balance at September 30, 2017	$3,274,238	$99,855,715	$251,356,098	$7,881,131	$4,148,701	$366,515,883

(Continued)

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	NT$	NT$	NT$	NT$	NT$	NT$

Accumulated depreciation and impairment

Balance at January 1, 2017	$-	$38,229,544	$175,499,994	$6,385,080	$17,288	$220,131,906
Depreciation expense	-	3,866,133	16,958,075	585,491	-	21,409,699
Impairment losses recognized	-	2,310	282,788	368	-	285,466
Disposals	-	(419,294)	(6,839,759)	(603,097)	(17,288)	(7,879,438)
Reclassification	-	(210,046)	24,625	(14,324)	-	(199,745)
Effect of foreign currency exchange differences	-	(688,014)	(3,395,472)	(130,500)	-	(4,213,986)

Balance at September 30, 2017	$-	$40,780,633	$182,530,251	$6,223,018	$-	$229,533,902

(Concluded)

	Land	Buildings and improvements	Machinery and equipment	Other equipment	Construction in progress and machinery in transit	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1,2017	$110,947	$3,173,695	$8,183,342	$279,415	$254,320	$12,001,719
Additions	-	9,663	2,587	2,585	597,933	612,768
Disposals	-	(17,669)	(255,859)	(21,320)	(1,175)	(296,023)
Reclassification	(1,186)	194,508	497,827	4,677	(733,135)	(37,309)
Effect of foreign currency exchange differences	(1,807)	(67,888)	(140,521)	(5,512)	18,842	(196,886)

Balance at September 30, 2017	$107,954	$3,292,309	$8,287,376	$259,845	$136,785	$12,084,269

Accumulated depreciation and impairment

Balance at January 1, 2017	$-	$1,260,453	$5,786,350	$210,520	$570	$7,257,893
Depreciation expense	-	127,469	559,119	19,304	-	705,892
Impairment losses recognized	-	76	9,324	12	-	9,412
Disposals	-	(13,824)	(225,511)	(19,885)	(570)	(259,790)
Reclassification	-	(6,925)	812	(473)	-	(6,586)
Effect of foreign currency exchange differences	-	(22,684)	(111,951)	(4,303)	-	(138,938)

Balance at September 30, 2017	$-	$1,344,565	$6,018,143	$205,175	$-	$7,567,883

Due to the Group’s future operation plans and capacity evaluation or production demands in segment of packaging and testing, the Group believed that a portion of property, plant and equipment does not qualify for the production needs and therefore recognized an impairment loss of NT$886,846 thousand and NT$285,466 thousand (US$9,412 thousand) under the line item of other operating income and expenses in the condensed consolidated statements of comprehensive income for the nine months ended September 30, 2016 and 2017, respectively. The recoverable amount of the impaired property, plant and equipment is determined on the basis of its value in use and the Group expects to derive zero future cash flows from these assets.

Each class of property, plant and equipment was depreciated on a straight-line basis over the following useful lives:

Buildings and improvements
Main plant buildings	10-40 years
Cleanrooms	10-20 years
Others	3-20 years
Machinery and equipment	2-10 years
Other equipment	2-20 years

The capitalized borrowing costs for the nine months ended September 30, 2016 and 2017, respectively, are disclosed in Note 24.

15.	INVESTMENT PROPERTIES

	Land	Buildings and improvements	Total
	NT$	NT$	NT$

Cost

Balance at January 1, 2017	$-	$-	$-
Transfers from inventories related to real estate business and property, plant and equipment	35,965	8,114,110	8,150,075
Effects of foreign currency exchange differences	-	133,158	133,158

Balance at September 30, 2017	$35,965	$8,247,268	$8,283,233

Accumulated depreciation and impairment

Balance at January 1, 2017	$-	$-	$-
Depreciation expenses	-	30,479	30,479
Transfers from inventories related to real estate business and property, plant and equipment	-	199,745	199,745
Effects of foreign currency exchange differences	-	1,288	1,288

Balance at September 30, 2017	$-	$231,512	$231,512

	Land	Buildings and improvements	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2017	$-	$-	$-
Transfers from inventories related to real estate business and property, plant and equipment	1,186	267,528	268,714
Effects of foreign currency exchange differences	-	4,390	4,390

Balance at September 30, 2017	$1,186	$271,918	$273,104

Accumulated depreciation and impairment

Balance at January 1, 2017	$-	$-	$-
Depreciation expenses	-	1,005	1,005
Transfers from inventories related to real estate business and property, plant and equipment	-	6,586	6,586
Effects of foreign currency exchange differences	-	42	42

Balance at September 30, 2017	$-	$7,633	$7,633

The investment properties are depreciated using the straight-line method over their estimated useful lives as follows:

Main buildings	10-40 years
Others	3-20 years

The fair value of the investment properties was approximately NT$11,559,100 thousand (US$381,111 thousand) which was measured using level 3 inputs, the market approach and the income approach by independent professional appraisers.

Investment properties are held under freehold interests. Refer to Note 36 for the carrying amount of the investment properties that had been pledged by the Group to secure borrowings.

16.	GOODWILL

	Cost	Accumulated impairment	Carrying amount
	NT$	NT$	NT$

Balance at January 1, 2016	$12,495,515	$1,988,996	$10,506,519
Acquisitions through business combinations (Retrospectively Adjusted) (Note 28)	15,323	-	15,323
Effect of foreign currency exchange differences	(77,963)	-	(77,963)

Balance at September 30, 2016	$12,432,875	$1,988,996	$10,443,879

Balance at January 1, 2017 (Retrospectively Adjusted) (Note 28)	$12,479,305	$1,988,996	$10,490,309
Effect of foreign currency exchange differences	(101,594)	-	(101,594)

Balance at September 30, 2017	$12,377,711	$1,988,996	$10,388,715

	Cost	Accumulated impairment	Carrying amount
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1, 2017 (Retrospectively Adjusted) (Note 28)	$411,452	$65,579	$345,873
Effect of foreign currency exchange differences	(3,350)	-	(3,350)

Balance at September 30, 2017	$408,102	$65,579	$342,523

17.	OTHER INTANGIBLE ASSETS

The carrying amounts of each class of other intangible assets were as follows:

	December 31, 2016 (Retrospectively Adjusted)	September 30, 2017
	NT$	NT$	US$ (Note 4)

Customer relationships (Note 28)	$194,089	$133,854	$4,413
Computer software	943,527	845,973	27,892
Patents and acquired specific technology (Note 28)	359,227	329,266	10,856
Others	120,418	132,325	4,363

	$1,617,261	$1,441,418	$47,524

For the nine months ended September 30, 2016 (Retrospectively Adjusted)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2016	$915,636	$3,338,360	$154,082	$193,338	$4,601,416
Additions	-	282,739	403,543	1,246	687,528
Disposals or derecognization	(41,099)	(36,542)	(30)	-	(77,671)
Acquisitions through business combinations	41,099	-	64,380	30	105,509
Effect of foreign currency exchange differences	-	(65,196)	(4,318)	(2,327)	(71,841)

Balance at September 30, 2016	$915,636	$3,519,361	$617,657	$192,287	$5,244,941

Accumulated amortization

Balance at January 1, 2016	$641,234	$2,385,038	$138,386	$54,665	$3,219,323
Amortization expense	101,334	260,597	14,334	13,098	389,363
Disposals or derecognization	(41,099)	(28,772)	(30)	-	(69,901)
Acquisitions through business combinations	-	-	483	23	506
Effect of foreign currency exchange differences	-	(51,812)	(5,956)	(161)	(57,929)

Balance at September 30, 2016	$701,469	$2,565,051	$147,217	$67,625	$3,481,362

For the nine months ended September 30, 2017

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Cost

Balance at January 1, 2017 (Retrospectively Adjusted)	$915,636	$3,552,229	$514,445	$192,392	$5,174,702
Additions	-	165,581	-	30,646	196,227
Disposals	-	(67,670)	(123,743)	(4,996)	(196,409)
Effect of foreign currency exchange differences	-	(40,537)	(1,039)	(680)	(42,256)

Balance at September 30, 2017	$915,636	$3,609,603	$389,663	$217,362	$5,132,264

(Continued)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	NT$	NT$	NT$	NT$	NT$

Accumulated amortization

Balance at January 1, 2017 (Retrospectively Adjusted)	$721,547	$2,608,702	$155,218	$71,974	$3,557,441
Amortization expense	60,235	238,300	32,653	12,963	344,151
Disposals	-	(56,314)	(123,744)	-	(180,058)
Effect of foreign currency exchange differences	-	(27,058)	(3,730)	100	(30,688)

Balance at September 30, 2017	$781,782	$2,763,630	$60,397	$85,037	$3,690,846

(Concluded)

	Customer relationships	Computer software	Patents and acquired specific technology	Others	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Cost

Balance at January 1, 2017	$30,189	$117,119	$16,962	$6,343	$170,613
Additions	-	5,459	-	1,010	6,469
Disposals	-	(2,231)	(4,080)	(165)	(6,476)
Effect of foreign currency exchange differences	-	(1,336)	(34)	(22)	(1,392)

Balance at September 30, 2017	$30,189	$119,011	$12,848	$7,166	$169,214

Accumulated amortization

Balance at January 1, 2017	$23,790	$86,010	$5,118	$2,373	$117,291
Amortization expense	1,986	7,857	1,076	428	11,347
Disposals	-	(1,856)	(4,080)	-	(5,936)
Effect of foreign currency exchange differences	-	(892)	(122)	2	(1,012)

Balance at September 30, 2017	$25,776	$91,119	$1,992	$2,803	$121,690

Each class of other intangible assets were amortized on the straight-line basis over the following useful lives:

Customer relationships	11 years
Computer software	2-10 years
Patents and acquired specific technology	5-15 years
Others	5-32 years

18.	LONG-TERM PREPAYMENTS FOR LEASE

Long-term prepayments for lease mainly represented land use rights located in China with periods for use from 40 to 70 years and will expire from 2049 to 2074, respectively.

19.	BORROWINGS

a.	Short-term borrowings

Short-term borrowings mainly represented unsecured revolving bank loans with annual interest rates at 0.70%-8.99% and 0.80%-4.79% as of December 31, 2016 and September 30, 2017, respectively.

b.	Long-term borrowings

1)	Bank loans

As of December 31, 2016 and September 30, 2017, the long-term bank loans with fixed interest rates both amounted to NT$1,500,000 thousand (US$49,456 thousand) with annual interest rates at 1.20%. The long-term bank loans with fixed interest rates will be repayable in December 2018. The others were long-term bank loans with floating interest rates and consisted of the followings:

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Working capital bank loans
Syndicated bank loans - repayable through January 2018 to July 2018, annual interest rates were 2.55% and 2.43% as of December 31, 2016 and September 30, 2017, respectively	$9,223,500	$4,850,400	$159,921
Others - repayable through October 2017 to October 2019, annual interest rates were 0.74%-4.48% and 0.86%-1.87% as of December 31, 2016 and September 30, 2017, respectively	36,009,917	24,287,205	800,765
Mortgage loans
Repayable through December 2017 to June 2023, annual interest rates were both 4.95%-5.39% as of December 31, 2016 and September 30, 2017	4,390,003	4,731,091	155,987
	49,623,420	33,868,696	1,116,673
Less: unamortized arrangement fee	7,198	2,399	79
	49,616,222	33,866,297	1,116,594
Less: current portion	6,567,565	6,839,993	225,519

	$43,048,657	$27,026,304	$891,075

Pursuant to the above syndicated bank loans agreements, the Company should maintain certain financial covenants including current ratio, leverage ratio, tangible net assets and interest coverage ratio. Such financial ratios are calculated based on the Group’s annual audited consolidated financial statements or semi-annual reviewed consolidated financial statements. The Company was in compliance with all of the loan covenants during the nine months ended September 30, 2016 and 2017.

2)	Long-term bills payable

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Ta Ching Bills Finance Corporation, repayable in December 2018, annual interest rates were both 1.00% as of December 31, 2016 and September 30, 2017	$2,000,000	$2,000,000	$65,941
China Bills Finance Corporation, repayable in February 2019, annual interest rate was 0.96%	-	1,000,000	32,971
International Bills Finance Corporation, repayable in March 2019, annual interest rate was 0.96%	-	1,000,000	32,971
	2,000,000	4,000,000	131,883
Less: unamortized discounts	659	1,261	42

	$1,999,341	$3,998,739	$131,841

20.	BONDS PAYABLE

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Unsecured domestic bonds
Repayable at maturity in January 2021 and interest due annually with annual interest rate at 1.30%	$7,000,000	$7,000,000	$230,795
Repayable at maturity in January 2023 and interest due annually with annual interest rate at 1.50%	2,000,000	2,000,000	65,941
Repayable at maturity in January 2022 and interest due annually with annual interest rate at 1.25%	-	3,700,000	121,991
Repayable at maturity in January 2024 and interest due annually with annual interest rate at 1.45%	-	4,300,000	141,774
Unsecured convertible overseas bonds
US$400,000 thousand	12,900,000	-	-
US$200,000 thousand (linked to New Taiwan dollar)	6,185,600	6,185,600	203,943
Secured overseas bonds - secured by the Company
US$300,000 thousand, interest due semi-annually with annual interest rate at 2.125% and has been repaid in July 2017	9,675,000	-	-
	37,760,600	23,185,600	764,444
Less: discounts on bonds payable	760,697	68,224	2,249
	36,999,903	23,117,376	762,195
Less: current portion	9,658,346	6,136,891	202,337

	$27,341,557	$16,980,485	$559,858

a.	In September 2013, the Company offered the third unsecured convertible overseas bonds (the “Bonds”) in US$400,000 thousand. The Bonds is zero coupon bonds with the maturity of 5 years, in denominations of US$200 thousand or in any integral multiples thereof. Each holder of the Bonds has the right at any time on or after October 16, 2013 and up to (and including) August 26, 2018, except during legal lock-up period, to convert the Bonds into newly issued listed common shares at the conversion price NT$33.085, determined on the basis of a fixed exchange rate of US$1 to NT$29.956. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2016, the conversion price was NT$28.99. As of September 30, 2017, the Bonds holders have exercised the conversion right to convert the Bonds of US$399,600 thousand into the company’s ordinary shares at conversion prices from NT$27.95(US$0.92) to NT$28.96 (US$0.95).

The Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after the third anniversary of the offering date provided that (1) the closing price, translated into U.S. dollars, of the ordinary shares for a period of 20 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Bonds (1) on the third anniversary of the offering date, (2) in the event of a change of control, or (3) in the event of delisting.

The Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, redemption option and put option (collectively the “Bonds Options”) aggregately recognized as financial liabilities at FVTPL. The effective interest rate of the debt host contract was 3.16% and the aggregate fair value of the Bonds Options was NT$1,667,950 thousand on initial recognition.

The Company’s board of directors resolved in July 2017 to issue a notice of early redemption to Bonds holders. As of September 30, 2017, the closing price of the Company’s ordinary shares (translated into U.S. dollars at the prevailing rates) for a period of 20 consecutive trading days is higher than 130% of the conversion price in U.S. dollar translated at the fixed exchange rate of US$1 to NT$29.956 determined on pricing date per ordinary share. Therefore, except those have been converted, the Company early redeemed the outstanding Bonds of US$400 thousand in September 2017.

b.	In July 2015, the Company offered the forth unsecured convertible overseas bonds (the “Currency Linked Bonds”) in US$200,000 thousand. The Currency Linked Bonds is zero coupon bonds with the maturity of 2.75 years, in denominations of US$200 thousand or in any integral multiples thereof. Repayment, redemption and put amount denominated in U.S. dollar will be converted into New Taiwan dollar amount using a fixed exchange rate of US$1 to NT$30.928 (the “Fixed Exchange Rate”) and then converted back to U.S. dollar amount using the applicable prevailing rate at the time of repayment, redemption or put. Each holder of the Currency Linked Bonds has the right at any time on or after August 11, 2015 and up to (and including) March 17, 2018, except during legal lock-up period, to convert the Currency Linked Bonds into common shares at the conversion price NT$54.55, determined on the basis of the Fixed Exchange Rate. The Company’s treasury shares will be available for delivery upon conversion of the Currency Linked Bonds. The conversion price will be adjusted in accordance with the conversion provisions due to anti-dilution clause. As of December 31, 2016 and September 30, 2017, the conversion price was NT$49.52 and NT$47.76 (US$1.57), respectively.

The Currency Linked Bonds may be redeemed at the option of the Company, in whole or in part, at any time on or after March 19, 2018 provided that (1) the closing price, translated into U.S. dollars, of the ordinary shares for a period of 20 out of 30 consecutive trading days is at least 130% of the conversion price, (2) at least 90% in aggregate principal amount of the Currency Linked Bonds originally outstanding has been redeemed, repurchased and canceled or converted, or (3) the Company is required to pay additional taxes on the Currency Linked Bonds as a result of certain changes in tax laws in the ROC.

Each holder shall have the right to request the Company repurchase all or any portion of the principal amount thereof of a holder’s Currency Linked Bonds (1) in the event of a change of control, or (2) in the event of delisting.

The Currency Linked Bonds contained a debt host contract, recognized as bonds payable, and the conversion option, recognized as capital surplus. The effective interest rate of the debt host contract was 1.58% and the fair value of the conversion option was NT$214,022 thousand on initial recognition.

c.	To focus on corporate sustainability and to carry out the commitment to environmental protection and energy conservation, Anstock II Limited, a subsidiary the Company 100% owned, offered overseas bonds in US$300,000 thousand with the maturity of 3 years and annual interest rate of 2.125% (the “Green Bonds”) in July 2014. The Green Bonds are unconditionally and irrevocably guaranteed by the Company and the proceeds were used to fund certain eligible projects to promote the Group’s transition to low-carbon and climate resilient growth. As of September 30, 2017, the Company’s subsidiary has repaid the Green Bonds.

21.	OTHER PAYABLES

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Accrued salary and bonus	$6,606,406	$6,500,980	$214,342
Payables for property, plant and equipment	5,605,528	4,406,763	145,294
Accrued employees’ compensation and remuneration to directors	2,400,778	1,875,436	61,834
Accrued employee insurance	617,419	704,198	23,218
Accrued utilities	410,796	465,230	15,339
Payables for patents and acquired specific technology (Note 35)	120,938	113,681	3,748
Others	5,760,169	5,323,708	175,526

	$21,522,034	$19,389,996	$639,301

22.	RETIREMENT BENEFIT PLANS

The Group’s retirement benefit plans consisted of defined contribution retirement plans and defined benefit retirement plans. Employee benefit expenses in respect of the Group’s defined benefit retirement plans were calculated using the projected pension cost stated in 2015 and 2016 actuarial reports.

23.	EQUITY

a.	Share capital

Ordinary shares

	December 31, 2016	September 30, 2017

Numbers of shares authorized (in thousands)	10,000,000	10,000,000
Numbers of shares reserved (in thousands)
Employee share options	800,000	800,000

Number of shares issued and fully paid (in thousands)	7,946,184	8,725,506

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Shares capital authorized	$100,000,000	$100,000,000	$3,297,066
Shares capital reserved
Employee share options	$8,000,000	$8,000,000	$263,765

Shares capital issued	$79,568,040	$87,255,059	$2,876,857

The holders of issued ordinary shares with a par value at $10 per share are entitled the right to vote and receive dividends, except the shares held by the Group’s subsidiaries which are not entitled the right to vote. As of December 31, 2016 and September 30, 2017, there were both 500,000 thousand ordinary shares included in the authorized shares that were not yet required to complete the share registration process.

In December 2016, the board of directors approved the issuance of 300,000 thousand ordinary shares for cash capital increase at NT$34.3 per share. The aforementioned cash capital increase has been completed and the Company has completed the registration formalities in March 2017.

As disclosed in Note 20, there were 424,258 thousand ordinary shares were issued under the conversion of Bonds as of September 30, 2017. The record dates of 323,094 thousand and 101,164 thousand ordinary shares were October 13, 2017 and July 13, 2017, respectively. The Company has completed the registration formalities before the condensed consolidated financial statements were authorized for issue by management.

American Depositary Receipts

The Company issued ADSs and each ADS represents five ordinary shares. As of December 31, 2016 and September 30, 2017, 125,518 thousand and 107,475 thousand ADSs were outstanding and represented approximately 627,590 thousand and 537,377 thousand ordinary shares of the Company, respectively.

b.	Capital surplus

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit, distributed as cash dividends, or transferred to share capital (1)

Arising from issuance of ordinary shares	$5,844,397	$15,515,797	$511,566
Arising from conversion of bonds payable	-	451,815	14,897
Arising from the difference between consideration received and the carrying amount of the subsidiaries’ net assets during actual disposal or acquisition	7,176,958	7,176,958	236,629

(Continued)

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

May be used to offset a deficit only

Arising from changes in percentage of ownership interest in subsidiaries (2)	$6,134,228	$6,137,283	$202,350
Arising from treasury share transactions	950,368	1,151,345	37,961
Arising from exercised employee share options	630,411	828,104	27,303
Arising from expired employee share options (Note 27)	3,626	17,167	566
Arising from share of changes in capital surplus of associates	82,243	84,509	2,786

May not be used for any purpose

Arising from employee share options	1,230,247	1,245,707	41,072
Arising from equity component of convertible bonds	214,022	214,022	7,056
Others (3)	-	7,526,018	248,138

	$22,266,500	$40,348,725	$1,330,324

(Concluded)

1)	Such capital surplus may be used to offset a deficit; in addition, when the Company has no deficit, such capital surplus may be distributed as cash dividends or transferred to share capital (limited to a certain percentage of the Company’s capital surplus and once a year).

2)	Such capital surplus arises from the effect of changes in ownership interest in a subsidiary resulted from equity transactions other than actual disposal or acquisition, or from changes in capital surplus of subsidiaries accounted for using the equity method.

3)	Such capital surplus arises from the excess of related carrying amount of related accounts over the par value and the Company has not completed registration formalities when the convertible bonds were converted into ordinary shares and employee share options were exercised.

c.	Retained earnings and dividend policy

In accordance with the amendments to the Company Act in May 2015, the recipients of dividends and bonuses are limited to shareholders and do not include employees. The consequential amendments to the Company’s Articles of Incorporation was resolved at the Company’s annual shareholders’ meetings. For information about the accrual basis of the employees’ compensation and remuneration to directors and the actual appropriations, please refer to employee benefits expense under profit before income tax in Note 24(h).

The amended Articles of Incorporation of ASE Inc. (the “Articles”) in June 2016 provides that annual net profit shall be distributed in the following order:

1)	Replenishment of deficits;

2)	10.0% as legal reserve;

3)	Special reserve appropriated or reversed in accordance with laws or regulations set forth by the authorities concerned;

4)	Addition or deduction of realized gains or losses on equity instruments at fair value through other comprehensive income.

The Company is currently in the mature growth stage. To meet the capital needs for business development now and in the future and satisfy the shareholders’ demand for cash inflows, the Company shall use residual dividend policy to distribute dividends, of which the cash dividend is not lower than 30% of the total dividend distribution, with the remainder to be distributed in stock. A distribution plan is also to be made by the board of directors and passed for resolution in the shareholders’ meeting.

Appropriation of earnings to legal reserve shall be made until the legal reserve equals the Company’s capital surplus. Legal reserve may be used to offset deficits. If the Company has no deficit and the legal reserve has exceeded 25% of the Company’s capital surplus, the excess may be transferred to capital or distributed in cash.

Under Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive titled “Questions and Answers for Special Reserves Appropriated Following Adoption of IFRSs”, the Company should appropriate to or reverse a special reserve.

Expect for non-ROC resident shareholders, all shareholders receiving the dividends are allowed a tax credit equal to their proportionate share of the income tax paid by the Company.

The appropriations of earnings for 2015 and 2016 resolved at the Company’s annual shareholders’ meetings in June 2016 and June 2017, respectively, were as follows:

	Appropriation of Earnings		Dividends Per Share
	For Year 2015	For Year 2016	For Year 2015	For Year 2016
	NT$	NT$	NT$	NT$
			(in dollars)	(in dollars)

Legal reserve	$1,947,887	$2,168,034
Cash dividends	12,476,779	11,415,198	$1.60	$1.40

	$14,424,666	$13,583,232

d.	Other equity

1)	Exchange differences on translating foreign operations

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Balance at January 1	$4,492,671	$(1,643,623)	$(54,191)
Exchange differences arising on translating foreign operations	(6,147,519)	(3,912,689)	(129,004)
Share of exchange difference of associates and joint venture accounted for using the equity method	(301,327)	(119,500)	(3,940)

Balance at September 30	$(1,956,175)	$(5,675,812)	$(187,135)

2)	Unrealized gain (loss) on available-for-sale financial assets

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Balance at January 1	$588,119	$(197,314)	$(6,505)
Unrealized gain (loss) arising on revaluation of available-for-sale financial assets	(62,028)	133,521	4,402
Cumulative loss reclassified to profit or loss on impairment of available-for-sale financial assets	-	50,206	1,655
Cumulative loss (gain) reclassified to profit or loss on disposal of available-for-sale financial assets	7,512	(1,417)	(47)
Unrealized gain (loss) on available-for-sale financial assets of associates and joint venture accounted for using the equity method	(233,717)	546,203	18,009

Balance at September 30	$299,886	$531,199	$17,514

e.	Treasury shares (in thousand shares)

	Beginning			Ending
	Balance	Addition	Decrease	Balance

For the nine months ended September 30, 2016

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	120,000	-	-	120,000

	265,883	-	-	265,883

For the nine months ended September 30, 2017

Shares held by subsidiaries	145,883	-	-	145,883
Shares reserved for bonds conversion	120,000	-	-	120,000

	265,883	-	-	265,883

The Company’s shares held by its subsidiaries at each balance sheet date were as follows:

	Shares Held By Subsidiaries	Carrying amount	Carrying amount	Fair Value	Fair Value
	(in thousand shares)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2016

ASE Test	88,200	$1,380,721		$2,915,026
J&R Holding	46,704	381,709		1,543,559
ASE Test, Inc.	10,979	196,677		362,849

	145,883	$1,959,107		$4,821,434
September 30, 2017

ASE Test	88,200	$1,380,721	$45,523	$3,276,648	$108,033
J&R Holding	46,704	381,709	12,585	1,735,045	57,206
ASE Test, Inc.	10,979	196,677	6,485	407,862	13,447

	145,883	$1,959,107	$64,593	$5,419,555	$178,686

Fair values of the Company’s shares held by subsidiaries are based on the closing price from an available published price quotation, which is a Level 1 input in terms of IFRS 13, at the balance sheet dates.

The Company issued ordinary shares in connection with its merger with its subsidiaries. The shares held by its subsidiaries were reclassified from investments accounted for using the equity method to treasury shares on the proportion owned by the Company.

Under the Securities and Exchange Act in the ROC, the Company shall neither pledge treasury shares nor exercise shareholders’ rights on these shares, such as rights to dividends and voting. The subsidiaries holding treasury shares, however, retain shareholders’ rights except the rights to participate in any share issuance for cash and voting.

f.	Non-controlling interests

	For the Nine Months Ended September 30
	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	US$ (Note 4)

Balance at January 1 (Retrospectively Adjusted)	$11,492,545	$12,000,551	$395,666
Attributable to non-controlling interests:
Share of profit for the period	831,621	1,134,592	37,408
Exchange difference on translating foreign operations	(596,012)	(266,791)	(8,796)
Unrealized gain on available-for-sale financial assets	1,547	716	24
Non-controlling interest arising from acquisition of subsidiaries (Note 28)	42,857	-	-

(Continued)

	For the Nine Months Ended September 30
	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	US$ (Note 4)

Additional non-controlling interests arising from partial disposal of subsidiaries (Note 30)	$26,436	$(3,055)	$(101)
Repurchase of outstanding ordinary shares of subsidiaries (Note 30)	(912,886)	-	-
Non-controlling interest relating to outstanding vested share options held by the employees of subsidiaries	425,523	171,247	5,646
Cash dividends to non-controlling interests	(236,426)	(246,440)	(8,125)

Balance at September 30	$11,075,205	$12,790,820	$421,722

(Concluded)

24.	PROFIT BEFORE INCOME TAX

a.	Other operating income and expenses, net

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Rental income	$38,096	$81,046	$2,672
Impairment loss on property, plant and equipment	(886,846)	(285,466)	(9,412)
Gains on disposal of property, plant and equipment	19,284	354,871	11,700
Others	125,215	$123,866	$4,084

	$(704,251)	$$274,317	$$9,044

b.	Other income

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Government subsidy	$219,725	$228,436	$7,531
Interest income	171,615	178,027	5,870
Dividends income	20,625	$47,225	$1,557

	$411,965	$$453,688	$$14,958

c.	Other gains and losses

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Gain on disposal of subsidiaries (Note 29)	$-	$5,643,773	$186,079
Net gains on financial assets designated as at FVTPL	165,319	245,463	8,093
Net losses arising on financial instruments held for trading	(1,657,476)	(2,812,496)	(92,730)
Foreign exchange gains	2,235,621	2,722,632	89,767
Others	(9,398)	(48,760)	(1,607)

	$734,066	$$5,750,612	$$189,602

d.	Finance costs

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Total interest expense for financial liabilities measured at amortized cost	$1,923,733	$1,561,202	$51,473
Less: Amounts included in the cost of qualifying assets
Inventories related to real estate business	(176,710)	(187,446)	(6,180)
Property, plant and equipment	(38,828)	(45,653)	(1,505)
	1,708,195	1,328,103	43,788
Other finance costs	38,390	17,399	574

	$1,746,585	$$1,345,502	$$44,362

Information relating to the capitalized borrowing costs was as follows:

	For the Nine Months Ended September 30
	2016	2017
Annual interest capitalization rates
Inventories related to real estate business (%)	4.35-6.00	4.35-5.39
Property, plant and equipment (%)	1.15-4.05	1.26-5.49

e.	Depreciation and amortization

	For the Nine Months Ended September 30
	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	US$ (Note 4)

Property, plant and equipment	$21,694,771	$$21,409,699	$$705,892
Investment property	-	30,479	1,005
Other intangible assets	389,363	344,151	11,347

Total	$22,084,134	$$21,784,329	$$718,244

(Continued)

	For the Nine Months Ended September 30
	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	US$ (Note 4)

Summary of depreciation by function
Operating costs	$20,206,684	$$19,934,724	$$657,261
Operating expenses	1,488,087	1,505,454	49,636

	$21,694,771	$$21,440,178	$$706,897

Summary of amortization by function	$114,823	$$106,068	$$3,497
Operating costs	274,540	238,083	7,850
Operating expenses
	$389,363	$$344,151	$$11,347

(Concluded)

f.	Operating expenses directly related to investment properties

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Direct operating expenses of investment properties that generated rental income	$-	$125,785	$4,147

g.	Employee benefits expense

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Post-employment benefits
Defined contribution plans	$1,764,165	$$1,741,016	$$57,402
Defined benefit plans	297,425	239,115	7,884
	2,061,590	1,980,131	65,286
Equity-settled share-based payments	353,676	397,659	13,111
Other employee benefits	36,296,065	37,945,020	1,251,072

	$38,711,331	$$40,322,810	$$1,329,469

Summary of employee benefits expense by function
Operating costs	$26,264,502	$$26,837,930	$$884,864
Operating expenses	12,446,829	13,484,880	444,605

	$38,711,331	$$40,322,810	$$1,329,469

h.	Employees’ compensation and the remuneration to directors

To be in compliance with the Company Act as amended in May 2015, the amended Articles of Incorporation of the Company, has been approved in the shareholders’ meeting in June 2016, stipulate to distribute employees’ compensation and remuneration to directors at the rates in 5.25%-8.25% and no higher than 0.75%, respectively, of net profit before income tax, employees’ compensation and remuneration to directors. For the nine months ended September 30, 2016 and 2017, the employees’ compensation and the remuneration to directors were accrued based on 8.25% and 0.75% of net profit before income tax, employees’ compensation and remuneration to directors, respectively, and were as follows.

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Employees’ compensation	$1,409,574	$1,676,620	$55,279
Remuneration to directors	128,143	152,420	5,025

If there is any change in the proposed amounts after the consolidated financial statements authorized for issue, the differences are recorded as a change in accounting estimate.

The appropriations of employees’ compensation (settled by cash) and remuneration to directors for 2015 and 2016 resolved by the board of directors in April 2016 and in March 2017, respectively, and the amounts recognized in 2015 and 2016 consolidated financial statements were as follows.

	For Year 2015		For Year 2016
	Employees’ compensation	Remuneration to directors	Employees’ compensation	Remuneration to directors
	NT$	NT$	NT$	NT$

Resolved by the board of directors	$2,033,800	$140,000	$2,151,900	$148,000
Recognized in the consolidated financial statements	$2,033,500	$184,500	$2,147,323	$195,211

The differences between the resolved amounts of the employees’ compensation and the remuneration to directors and the accrued amounts reflected in the consolidated financial statements for the years ended December 31, 2015 and 2016 were deemed changes in estimates. The difference was NT$44,200 thousand and NT$42,634 thousand (US$1,406 thousand) and had been adjusted in net profit for the years ended December 31, 2016 and 2017, respectively.

25.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax were as follows:

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Current income tax
In respect of the current period	$3,609,224	$3,843,507	$126,723
Income tax on unappropriated earnings	(27,213)	280,579	9,251
Changes in estimate for prior periods	26,514	(42,415)	(1,399)
	3,608,525	4,081,671	134,575

(Continued)

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Deferred income tax
In respect of the current period	$(238,983)	$574,219	$18,932
Adjustments attributable to changes in tax rates	14,184	-	-
Changes in estimate for prior periods	(26,840)	51,857	1,710
Effect of foreign currency exchange differences	(126,918)	(69,732)	(2,299)
	(378,557)	556,344	18,343

Income tax recognized in profit or loss	$3,229,968	$4,638,014	$152,918

(Concluded)

b.	Integrated income tax

As of December 31, 2016 and September 30, 2017, unappropriated earnings were all generated on and after January 1, 1998. As of December 31, 2016 and September 30, 2017, the balance of the Imputation Credit Account (“ICA”) was NT$3,328,374 thousand and NT$3,317,787 thousand (US$109,390 thousand), respectively.

The creditable ratio for the distribution of earnings of 2015 and 2016 was 9.65% (actual) and 10.01% (estimated) , respectively.

c.	Income tax assessments

Income tax returns of ASE Inc. and its ROC subsidiaries have been examined by authorities through 2012 and 2015 and through 2013 to 2015, respectively.

26.	EARNINGS PER SHARE

The earnings and weighted average number of ordinary shares outstanding in the computation of earnings per share were as follows:

Net profit for the period

	For the Nine Months Ended September 30
	2016 (Retrospectively Adjusted)	2017
	NT$	NT$	US$ (Note 4)

Net Profit for the period attributable to owners of the Company	$14,339,729	$17,414,958	$574,183
Effect of potentially dilutive ordinary shares:
Employee share options issued by subsidiaries	(291,290)	(737,608)	(24,320)
Investments in associates	(455,098)	(411,398)	(13,564)
Convertible bonds	(551,720)	70,088	2,311

Earnings used in the computation of diluted earnings per share	$13,041,621	$16,336,040	$538,610

Weighted average number of ordinary shares outstanding (in thousand shares):

	For the Nine Months Ended September 30
	2016	2017

Weighted average number of ordinary shares in the computation of basic earnings per share	7,658,467	8,057,642
Effect of potentially dilutive ordinary shares:
Convertible bonds	515,295	124,911
Employee share options	61,385	42,865
Employees’ compensation	37,793	40,677

Weighted average number of ordinary shares in the computation of diluted earnings per share	8,272,940	8,266,095

For purposes of the ADS calculation, the denominator represents the above-mentioned weighted average outstanding shares divided by five (one ADS represents five ordinary shares). The numerator was the same.

The Group is able to settle the employees’ compensation by cash or shares. The Group assumed that the entire amount of the compensation would be settled in shares and the resulting potential shares were included in the weighted average number of ordinary shares outstanding used in the computation of diluted earnings per share if the effect is dilutive. Such dilutive effect of the potential shares was included in the computation of diluted earnings per share until the board of directors approve the number of shares to be distributed to employees at their meeting in the following year.

The third unsecured convertible overseas bonds issued by the Company were anti-dilutive for the nine months ended September 30, 2017 and were excluded from the computation of diluted earnings per share for the same period.

27.	SHARE-BASED PAYMENT ARRANGEMENTS

a.	Employee share option plans of the Company and its subsidiaries

In order to attract, retain and reward employees, ASE Inc. had five employee share option plans for full-time employees of the Group. Each share option represents the right to purchase one ordinary share of ASE Inc. when exercised. Under the terms of the plans, share options are granted at an exercise price equal to or not less than the closing price of the ordinary shares listed on the TSE at the grant date. The option rights of these plans are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date. For any subsequent changes in the Company’s capital structure, the exercise price is accordingly adjusted.

ASE Inc. Option Plans

Information about share options was as follows:

	For the Nine Months Ended September 30
	2016		2017
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price	Number of	Price
	Options	Per Share	Options	Per Share
	(In Thousands)	(NT$)	(In Thousands)	(NT$)

Balance at January 1	252,607	$26.6	210,795	$27.3
Options forfeited	(4,556)	34.5	(4,925)	36.3
Options exercised	(26,262)	20.9	(55,064)	20.8

Balance at September 30	221,789	27.1	150,806	29.4

Options exercisable, end of period	132,619	20.8	99,776	25.8

The weighted average share price at exercise dates of share options for the nine months ended September 30, 2016 and 2017 was NT$36.5 and NT$37.6 (US$1.24), respectively.

Information about the Company’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (NT$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2016	$20.4-22.6	2.5
	36.5	8.7

September 30, 2017	20.4-22.6	2.3
	36.5	7.9

ASE Mauritius Inc. Option Plan

ASE Mauritius Inc. has an employee share option plan for full-time employees of the Group which granted 30,000 thousand units in December 2007. Under the terms of the plan, each unit represents the right to purchase one ordinary share of ASE Mauritius Inc. when exercised. The option rights of the plan are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date.

Information about share options was as follows:

	For the Nine Months Ended September 30
	2016		2017
		Exercise		Exercise
	Number of	Price	Number of	Price
	Options	Per Share	Options	Per Share
	(In Thousands)	(US$)	(In Thousands)	(US$)

Balance at January 1	28,470	$1.7	28,470	$1.7
Options forfeited	-	-	(250)	1.7

Balance at September 30	28,470	1.7	28,220	1.7

(Continued)

	For the Nine Months Ended September 30
	2016		2017
		Exercise		Exercise
	Number of	Price	Number of	Price
	Options	Per Share	Options	Per Share
	(In Thousands)	(US$)	(In Thousands)	(US$)

Options exercisable, end of period	28,470	$1.7	28,220	$1.7

(Concluded)

As of December 31, 2016 and September 30, 2017, the remaining contractual life was 1 year and 0.3 year, respectively.

USIE Option Plan

The terms of the plans issued by USIE were the same with those of the Company’s option plans.

Information about share options was as follows:

	For the Nine Months Ended September 30
	2016		2017
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Number of	Price	Number of	Price
	Options	Per Share	Options	Per Share
	(In Thousands)	(US$)	(In Thousands)	(US$)

Balance at January 1	29,695	$2.1	25,933	$2.2
Options exercised	(3,762)	2.0	-	-

Balance at September 30	25,933	2.2	25,933	2.2

Options exercisable, end of period	25,933	2.2	25,933	2.2

Information about USIE’s outstanding share options at each balance sheet date was as follows:

	Range of Exercise Price Per Share (US$)	Weighted Average Remaining Contractual Life (Years)

December 31, 2016	$1.5	4.0
	2.4-2.9	3.9

September 30, 2017	1.5	3.2
	2.4-2.9	3.1

USISH Option Plan

Each unit represents the right to purchase one ordinary share of USISH when exercised. The options for USISH’s full-time employees are valid for 10 years, non-transferable and exercisable at certain percentages subsequent to the second anniversary of the grant date incorporated with certain performance conditions. For any subsequent changes in USISH’s capital structure, the exercise price is accordingly adjusted.

Information about share options was as follows:

	For the Nine Months Ended September 30
	2016		2017
		Weighted		Weighted
		Average		Average
	Number of	Exercise	Number of	Exercise
	Options	Price	Options	Price
	(In	Per Share	(In	Per Share
	Thousands)	(CNY)	Thousands)	(CNY)

Balance at January 1	26,627	$15.5	24,997	$15.5
Options forfeited	(1,211)	15.5	(930)	15.5

Balance at September 30	25,416	15.5	24,067	15.5

Options exercisable, end of period	-	-	-	-

As of December 31, 2016 and September 30, 2017, the remaining contractual life of the share options was 8.9 years and 8.2 years, respectively.

Employee benefit expense recognized for employee share options granted by the Company and its subsidiary, USISH, was NT$353,676 thousand and NT$313,659 thousand (US$10,342 thousand) for the nine months ended September 30, 2016 and 2017, respectively.

b.	New shares reserved for subscription by employees under cash capital increase

In December 2016, the board of directors approved the cash capital increase and, as required under the Company Act of the ROC, simultaneously granted options to employees to purchase 10% of such newly issued shares. The grant of the options was accounted for as employee options, accordingly a share-based compensation, and was measured at fair value in accordance with IFRS 2. The Group recognized employee benefits expense and capital surplus arising from exercised employee share options of NT$84,000 thousand (US$2,769 thousand) in full at the grant date (also the vested date), of which 4,836 thousand shares has not been exercised and, therefore, $13,541 thousand (US$446 thousand) was reclassified from capital surplus arising from exercised employee share options to capital surplus arising from expired employee share options.

Information about the Company’s employee share options related to the aforementioned newly issued shares was as follows:

Number of Options (In Thousand)

Options granted for the nine months ended September 30, 2017	30,000
Options exercised for the nine months ended September 30, 2017	25,164
Weighted-average fair value of options granted (NT$ per share)	$2.80

Fair value was measured using the Black-Scholes Option Pricing Model and the inputs to the model were as follows:

Share price at the grant date	NT$36.55 per share
Exercise price	NT$34.30 per share
Expected volatility	27.15%
Expected lives	47 days
Expected dividend yield	-
Risk free interest rate	0.37%

Expected volatility was based on the Company’s historical share prices volatility.

28.	BUSINESS COMBINATIONS

a.	Subsidiary acquired

	Principal Activity	Date of Acquisition	Proportion of Voting Equity Interests Acquired	Cash Consideration
				NT$

TLJ	Engaged in information software services	May 3, 2016	60%	$89,998

In May 2016, the Company’s subsidiary, ASE Test, Inc., acquired 60% shareholdings of TLJ with a total consideration determined primarily based on independent professional appraisal reports. NT$41,739 thousand out of the total consideration was paid to key management personnel and related parties.

b.	Assets acquired and liabilities assumed at the date of acquisition

NT$

Current assets	$16,645
Non-current assets	108,486
Current liabilities	(7,599)

Fair value of identifiable net assets acquired	$117,532

c.	Goodwill recognized on acquisition

NT$

Consideration transferred (paid in cash)	$89,998
Non-controlling interests	42,857
Less: Fair value of identifiable net assets acquired	(117,532)

Goodwill recognized on acquisition	$15,323

The non-controlling interest recognized at the acquisition date was measured at its fair value.

The goodwill recognized mainly represents the control premium. In addition, the consideration paid for the acquisition effectively included amounts attributed to the benefits of expected revenue growth and future market development of TLJ. These benefits are not recognized separately from goodwill because they do not meet the recognition criteria for identifiable intangible assets.

d.	Net cash outflow on acquisition of subsidiaries

NT$

Consideration paid in cash	$89,998
Less: Cash acquired	16,561

$73,437

e.	As of June 30, 2017, the Group has completed the identification of the difference between the cost of the investment and the Group’s share of the net fair value of TLJ’s identifiable assets and liabilities and therefore, the Company has retrospectively adjusted the comparative consolidated financial statements for prior periods. As of December 31, 2016, the retrospective adjustments are summarized as follows:

	After Retrospectively Adjusted	Before Retrospectively Adjusted
	NT$	NT$
December 31, 2016

Goodwill	$10,490,309	$10,558,878
Other intangible assets	$1,617,261	$1,560,989

For nine months ended September 30, 2016

Operating costs	$159,942,771	$159,938,375
Operating expenses	$19,282,626	$19,241,527

The aforementioned retrospective adjustments are accordingly recorded as a decrease in retained earnings of NT$28,880 thousand as an increase in non-controlling interests of NT$16,583 thousand as of December 31, 2016.

29.	DISPOSAL OF SUBSIDIARIES

The Group entered into an agreement to dispose of KSDY. The disposal was completed in June 2017 and as a result, the Group lost its control over KSDY.

a.	Gain on disposal of subsidiaries

	NT$	US$ (Note 4)

Total consideration	$7,100,780	$234,117
Net assets disposed of	(1,457,007)	(48,038)

Gain on disposal of KSDY	$5,643,773	$186,079

b.	Analysis of assets and liabilities on the date control was lost

	NT$	US$ (Note 4)

Current assets
Cash and cash equivalents	$29,133	$961
Inventories related to real estate business	1,427,874	47,078

Net assets disposed of	$1,457,007	$48,039

30.	EQUITY TRANSACTION WITH NON-CONTROLLING INTERESTS

In February 2016, USIE repurchased its own 4,501 thousand outstanding ordinary shares and, as a result, the Group’s shareholdings of USIE increased from 96.7% to 98.8%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USIE and therefore, capital surplus was decreased by NT$1,912,887 thousand.

In February 2016, the Company disposed 39,603 thousand shares in USI to the Company’s subsidiary, UGTW, at NT$20 per share with a total consideration of NT$792,064 thousand, as a result, the Group’s shareholdings of USI decreased from 99.0% to 76.5%. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USI and therefore, capital surplus was decreased by NT$20,552 thousand.

In January 2017, USI completed its cash capital increase of NT$1,000,000 thousand (US$32,971 thousand) and the Group’s shareholdings of USI increased from 75.2% to 75.7% since the Group did not proportional subscribe for additional new shares. The transaction was accounted for as an equity transaction since the Group did not cease to have control over USI and therefore, capital surplus was increased by NT$3,055 thousand (US$101 thousand).

31.	NON-CASH TRANSACTIONS

Except those disclosed in Note 11, for the nine months ended September 30, 2016 and 2017, the Group entered into the following non-cash investing activities which were not reflected in the condensed consolidated statements of cash flows:

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Payments for property, plant and equipment
Purchase of property, plant and equipment	$21,284,821	$18,585,243	$612,768
Increase (Decrease) in prepayments for property, plant and equipment (recorded under the line item of other non-current assets)	(29,653)	158,982	5,242
Decrease (Increase) in payables for property, plant and equipment	(825,229)	1,198,765	39,524
Capitalized borrowing costs	(38,828)	(45,653)	(1,506)

	$20,391,111	$19,897,337	$656,028

(Continued)

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Proceeds from disposal of property, plant and equipment
Consideration from disposal of property, plant and equipment	$439,798	$1,453,801	$47,933
Decrease (Increase) in other receivables	(310,537)	16,991	560

	$129,261	$1,470,792	$48,493

Payments for other intangible assets
Purchase of other intangible assets	$687,528	$196,227	$6,470
Increase (decrease) in payables for patents (recorded under the line item of other payables)	(313,600)	40,106	1,322

	$373,928	$236,333	$7,792

Net cash inflow from disposal of subsidiaries
Consideration from disposal of subsidiaries	$-	$7,100,780	$234,117
Increase in other receivables	-	(3,548,444)	(116,994)
Increase in other payables	-	3,552	117
Cash and cash equivalent disposed of	-	(29,133)	(961)

	$-	$3,526,755	$116,279

(Concluded)

32.	OPERATING LEASE ARRANGEMENTS

Except those discussed in Note 18, the Company and its subsidiary, ASE Test, Inc., lease the land on which their buildings are located under various operating lease agreements with the ROC government expiring through January 2037. The agreements grant these entities the option to renew the leases and reserve the right for the lessor to adjust the lease payments upon an increase in the assessed value of the land and to terminate the leases under certain conditions. In addition, the Group leases buildings, machinery and equipment under operating leases.

The subsidiaries’ offices located in China, U.S.A. and Japan, etc. are leased from third parties and the lease term will expire through 2017 to 2023 with the option to renew the leases upon expiration.

The Group recognized rental expense of NT$1,073,013 thousand and NT$910,084 thousand (US$30,006 thousand) for the nine months ended September 30, 2016 and 2017, respectively, from the aforementioned operating lease arrangements and the land use rights disclosed in Note 18.

As of September 30, 2017, the future minimum lease payments of non-cancellable operating lease commitments were as follows:

	NT$	US$ (Note 4)

Less than 1 year	$269,353	$8,881
1 to 5 years	471,824	15,556
More than 5 years	401,385	13,234

	$1,142,562	$37,671

33.	CAPITAL MANAGEMENT

The capital structure of the Group consists of debt and equity. The Group manages its capital to ensure that entities in the Group will be able to continue as going concerns while maximizing the return to shareholders through the optimization of the debt and equity balance. Key management personnel of the Group periodically reviews the cost of capital and the risks associated with each class of capital. In order to balance the overall capital structure, the Group may adjust the amount of dividends paid to shareholders, the number of new shares issued or repurchased, and the amount of new debt issued or existing debt redeemed.

The Group is not subject to any externally imposed capital requirements except those discussed in Note 19.

34.	FINANCIAL INSTRUMENTS

a.	Fair value of financial instruments that are not measured at fair value

1)	Fair value of financial instruments not measured at fair value but for which fair value is disclosed

Except bonds payable measured at amortized cost, the management considers that the carrying amounts of financial assets and financial liabilities not measured at fair value approximate their fair values. The carrying amounts and fair value of bonds payable as of December 31, 2016 and September 30, 2017, respectively, were as follows:

	Carrying Amount		Fair Value
	NT$	US$ (Note 4)	NT$	US$ (Note 4)

December 31, 2016	$36,999,903		$37,300,356
September 30, 2017	23,117,376	$762,195	23,209,581	$765,235

2)	Fair value hierarchy

The aforementioned fair value hierarchy of bonds payable was Level 3 in terms of IFRS 13 which was determined based on discounted cash flows analysis with the applicable yield curve for the duration or the latest trading prices.

b.	Fair value of financial instruments that are measured at fair value on a recurring basis

1)	Fair value hierarchy

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

December 31, 2016

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$-	$100,583	$-	$100,583
Derivative financial assets
Swap contracts	-	462,339	-	462,339
Forward exchange contracts	-	66,872	-	66,872

(Continued)

	Level 1	Level 2	Level 3	Total
	NT$	NT$	NT$	NT$

Non-derivative financial assets held for trading
Quoted shares	$1,855,073	$-	$-	$1,855,073
Open-end mutual funds	584,945	-	-	584,945

	$2,440,018	$629,794	$-	$3,069,812

Available-for-sale financial assets
Unquoted shares	$-	$-	$631,418	$631,418
Limited Partnership	-	-	273,372	273,372
Open-end mutual funds	243,458	-	-	243,458
Quoted shares	146,786	-	-	146,786

	$390,244	$-	$904,790	$1,295,034

Financial liabilities at FVTPL
Derivative financial liabilities
Conversion option, redemption option and put option of convertible bonds	$-	$1,213,890	$-	$1,213,890
Swap contracts	-	422,934	-	422,934
Forward exchange contracts	-	108,912	-	108,912
Foreign currency option contracts	-	17,924	-	17,924

	$-	$1,763,660	$-	$1,763,660

(Concluded)

	Level 1		Level 2		Level 3		Total
	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)	NT$	US$ (Note 4)

September 30, 2017

Financial assets at FVTPL
Financial assets designated as at FVTPL
Private-placement convertible bonds	$-	$-	$100,570	$3,316	$-	$-	$100,570	$3,316
Derivative financial assets
Swap contracts	-	-	299,677	9,881	-	-	299,677	9,881
Forward exchange contracts	-	-	44,741	1,475	-	-	44,741	1,475
Non-derivative financial assets held for trading
Quoted shares	2,306,794	76,056	-	-	-	-	2,306,794	76,056
Open-end mutual funds	588,118	19,391	-	-	-	-	588,118	19,391

	$2,894,912	$95,447	$444,988	$14,672	$-	$-	$3,339,900	$110,119

Available-for-sale financial assets
Unquoted shares	$-	$-	$-	$-	$643,957	$21,232	$643,957	$21,232
Limited partnership	-	-	-	-	263,147	8,676	263,147	8,676
Quoted shares	261,924	8,636	-	-	-	-	261,924	8,636
Open-end mutual funds	23,175	764	-	-	-	-	23,175	764

	$285,099	$9,400	$-	$-	$907,104	$29,908	$1,192,203	$39,308

Financial liabilities at FVTPL
Derivative financial liabilities
Swap contracts	-	-	747,465	24,644	-	-	747,465	24,644
Forward exchange contracts	-	-	56,460	1,862	-	-	56,460	1,862

	$-	$-	$803,925	$26,506	$-	$-	$803,925	$26,506

For the financial assets and liabilities that were measured at fair value on a recurring basis there were no transfers between Level 1 and Level 2 of the fair value hierarchy for the nine months ended September 30, 2016 and 2017.

2)	Reconciliation of Level 3 fair value measurements of financial assets

The financial assets measured at Level 3 fair value hierarchy were equity investments with no quoted prices and classified as available-for-sale financial assets - non-current. Reconciliations for the nine months ended September 30, 2016 and 2017 were as follows:

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Balance at January 1	$741,089	$904,790	$29,832
Purchases	297,678	2,649	87
Total gains or losses recognized
In profit or loss	(10,734)	28	1
In other comprehensive income	(29,525)	(335)	(11)
Disposals	(28,927)	(28)	(1)

Balance at September 30	$969,581	$907,104	$29,908

3)	Valuation techniques and assumptions applied for the purpose of measuring fair value

a)	Valuation techniques and inputs applied for the purpose of measuring Level 2 fair value measurement

Financial Instruments	Valuation Techniques and Inputs

Derivatives - swap contracts, forward exchange contracts, foreign currency option contracts and interest rate swap contracts	Discounted cash flows - Future cash flows are estimated based on observable forward exchange rates or interest rates at balance sheet dates and contract forward exchange rates or interest rates, discounted at rates that reflected the credit risk of various counterparties.

Derivatives - conversion option, redemption option and put option of convertible bonds	Option pricing model - Incorporation of present value techniques and reflect both the time value and the intrinsic value of options

Private-placement convertible bonds	Discounted cash flows - Future cash flows are estimated based on observable forward interest rates and stock prices at balance sheet dates and contract interest rates and conversion prices, discounted at rates that reflected the credit risk of various counterparties.

b)	Valuation techniques and inputs applied for the purpose of measuring Level 3 fair value measurement

The fair value of the Group’s investments in unquoted shares on Level 3 fair value measurement were measured using market approach based on investees’ recent financing activities, technical development, valuation of investees comparable companies, market conditions and other economic indicators.

The fair values of investments in limited partnership are measured by estimating future cash inflows from disposal (net of transaction cost). The Group recognized an impairment loss of NT$0 thousand and NT$50,206 thousand (US$1,655 thousand) under the line item of other gains (losses) in the condensed consolidated statements of comprehensive income for the nine months ended September 30, 2016 and 2017, respectively.

c.	Categories of financial instruments

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Financial assets

FVTPL
Designated as at FVTPL	$100,583	$100,570	$3,316
Held for trading	2,969,229	3,239,330	106,803
Available-for-sale financial assets	1,295,034	1,192,203	39,308
Loans and receivables (Note 1)	92,082,628	97,243,458	3,206,180

Financial liabilities

FVTPL
Held for trading	1,763,660	803,925	26,506
Measured at amortized cost (Note 2)	168,397,006	142,587,867	4,701,216

Note 1:	The balances included loans and receivables measured at amortized cost which comprise cash and cash equivalents, trade and other receivables and other financial assets.

Note 2:	The balances included financial liabilities measured at amortized cost which comprise short-term borrowings, trade and other payables, bonds payable and long-term borrowings.

d.	Financial risk management objectives and policies

The derivative instruments used by the Group are to mitigate risks arising from ordinary business operations. All derivative transactions entered into by the Group are designated as either hedging or trading. Derivative transactions entered into for hedging purposes must hedge risk against fluctuations in foreign exchange rates and interest rates arising from operating activities. The currencies and the amount of derivative instruments held by the Group must match its hedged assets and liabilities denominated in foreign currencies.

The Group's risk management department monitors risks to mitigate risk exposures, reports unsettled position, transaction balances and related gains or losses to the Group’s chief financial officer on monthly basis.

1)	Market risk

The Group’s activities exposed it primarily to the financial risks of changes in foreign currency exchange rates and interest rates. Gains or losses arising from fluctuations in foreign currency exchange rates of a variety of derivative financial instruments were approximately offset by those of hedged items. Interest rate risk was not significant due to the cost of capital was expected to be fixed.

There had been no change to the Group's exposure to market risks or the manner in which these risks were managed and measured.

a)	Foreign currency exchange rate risk

The Group had sales and purchases as well as financing activities denominated in foreign currency which exposed the Group to foreign currency exchange rate risk. The Group entered into a variety of derivative financial instruments to hedge foreign currency exchange rate risk to minimize the fluctuations of assets and liabilities denominated in foreign currencies.

The carrying amounts of the Group's foreign currency denominated monetary assets and liabilities (including those eliminated upon consolidation) as well as derivative instruments which exposed the Group to foreign currency exchange rate risk at each balance sheet date are presented in Note 38.

The Group was principally subject to the impact to exchange rate fluctuation in US$ and JPY against NT$ or CNY. 1% is the sensitivity rate used when reporting foreign currency exchange rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign currency exchange rates. The sensitivity analysis included financial assets and liabilities and inter-company receivables and payables within the Group. The changes in profit before income tax due to a 1% change in U.S. dollars and Japanese yen both against NT$ and CNY would be NT$218,000 thousand and NT$112,000 thousand (US$3,693 thousand) for the nine months ended September 30, 2016 and 2017, respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The aforementioned sensitivity analysis mainly focused on the foreign currency monetary items at each balance sheet date. As the period-end exposure did not reflect the exposure for the nine months ended September 30, 2016 and 2017, the aforementioned sensitivity analysis was unrepresentative of those periods.

b)	Interest rate risk

Except a portion of long-term borrowings and bonds payable at fixed interest rates, the Group was exposed to interest rate risk because group entities borrowed funds at floating interest rates. Changes in market interest rates will lead to variances in effective interest rates of borrowings from which the future cash flow fluctuations arise. The Group entered into a variety of derivative financial instruments to hedge interest rate risk to minimize the fluctuations of assets and liabilities denominated in interest rate.

The carrying amounts of the Group's financial assets and financial liabilities with exposure to interest rates at each balance sheet date were as follows:

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)
Fair value interest rate risk
Financial liabilities	$30,243,887	$19,064,600	$628,572

Cash flow interest rate risk
Financial assets	29,977,709	26,250,636	865,501
Financial liabilities	65,800,323	52,462,269	1,729,715

For assets and liabilities with floating interest rates, a 100 basis point increase or decrease was used when reporting interest rate risk internally to key management personnel. If interest rates had been 100 basis points (1%) higher or lower and all other variables held constant, the Group’s profit before income tax for the nine months ended September 30, 2016 and 2017 would have decreased or increased approximately by NT$320,000 thousand and NT$197,000 thousand (US$6,495 thousand), respectively. Hedging contracts and hedged items have been taken into account while measuring the changes in profit before income tax. The aforementioned sensitivity analysis mainly focused on the interest rate items at the each balance sheet date. As the period-end exposure did not reflect the exposure for the nine months ended September 30, 2016 and 2017, the aforementioned sensitivity analysis was unrepresentative of those periods.

c)	Other price risk

The Group was exposed to equity or debt price risk through its investments in financial assets at FVTPL, including private-placement convertible bonds, quoted shares, and open-end mutual funds, as well as available-for-sale financial assets. If equity or debt prices were 1% higher or lower, profit before income tax for the nine months ended September 30, 2016 and 2017 would have increased or decreased approximately by NT$7,200 thousand and NT$30,000 thousand (US$989 thousand), respectively, and other comprehensive income before income tax for the nine months ended September 30, 2016 and 2017 would have increased or decreased approximately by NT$12,000 thousand (US$396 thousand).

In addition, the Group was also exposed to the Company’s ordinary share price risk through Bonds Options recognized as financial liabilities held for trading. 7% is the sensitivity rate used when reporting price risk internally to key management personnel. If the Company’s ordinary share price increased or decreased by 7%, profit before income tax for the nine months ended September 30, 2016 would have decreased approximately by NT$644,000 thousand, or increased approximately by NT$528,000 thousand, respectively.

2)	Credit risk

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group’s credit risk arises from cash and cash equivalents, receivables and other financial assets. The Group’s maximum exposure to credit risk was the carrying amounts of financial assets in the consolidated balance sheets.

The Group dealt with counterparties creditworthy and has a credit policy and trade receivable management procedures to ensure recovery and evaluation of trade receivables. Except for those discussed in Note 9, the Group’s counterparties consisted of a large number of customers and banks and there was no significant concentration of credit risk exposure.

3)	Liquidity risk

The Group manages liquidity risk by maintaining adequate working capital and banking facilities to fulfill the demand for cash flow used in the Group’s operation and capital expenditure. The Group also monitors its compliance with all the loan covenants. Liquidity risk is not considered to be significant.

In the table below, financial liabilities with a repayment on demand clause were included in the earliest time band regardless of the probability of counter-parties choosing to exercise their rights. The maturity dates for other non-derivative financial liabilities were based on the agreed repayment dates.

To the extent that interest flows are floating rate, the undiscounted amounts were derived from the interest rates at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	NT$	NT$	NT$	NT$	NT$

December 31, 2016

Non-derivative financial liabilities
Non-interest bearing	$23,907,221	$20,553,395	$4,360,322	$42,285	$190,941
Floating interest rate liabilities	9,733,727	5,232,407	6,634,931	44,504,416	1,728,448
Fixed interest rate liabilities	5,360,644	1,019,221	10,549,983	28,553,095	2,062,500

	$39,001,592	$26,805,023	$21,545,236	$73,099,796	$3,981,889

September 30, 2017

Non-derivative financial liabilities
Non-interest bearing	$32,269,355	$16,114,887	$4,270,517	$27,782	$179,485
Floating interest rate liabilities	8,943,728	4,493,645	8,809,353	30,518,169	1,446,822
Fixed interest rate liabilities	3,138,643	1,953,601	6,444,055	13,415,160	6,462,396

	$44,351,726	$22,562,133	$19,523,925	$43,961,111	$8,088,703

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year	1 to 5 Years	More than 5 Years
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

September 30, 2017

Non-derivative financial liabilities
Non-interest bearing	$1,063,942	$531,318	$140,802	$916	$5,918
Floating interest rate liabilities	294,881	148,158	290,450	1,006,204	47,703
Fixed interest rate liabilities	103,483	64,412	212,465	442,307	213,069

	$1,462,306	$743,888	$643,717	$1,449,427	$266,690

The amounts included above for floating interest rate instruments for non-derivative financial liabilities was subject to change if changes in floating interest rates were to differ from those estimates of interest rates determined at each balance sheet date.

The following table detailed the Group's liquidity analysis for its derivative financial instruments. The table was based on the undiscounted contractual net cash inflows and outflows on derivative instruments that settle on a net basis, and the undiscounted gross cash inflows and outflows on those derivatives that require gross settlement. When the amounts payable or receivable are not fixed, the amounts disclosed was determined by reference to the projected interest rates as illustrated by the yield curves at each balance sheet date.

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

December 31, 2016

Net settled
Forward exchange contracts	$22,680	$13,320	$-
Foreign currency option contracts	$(344)	$-	$-

Gross settled
Forward exchange contracts
Inflows	$5,134,196	$912,213	$-
Outflows	(5,245,724)	(915,900)	-
	(111,528)	(3,687)	-

(Continued)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	NT$	NT$	NT$

Swap contracts
Inflows	$5,345,159	$17,399,695	$43,537,500
Outflows	(5,439,190)	(17,540,927)	(42,882,201)
	(94,031)	(141,232)	655,299

	$(205,559)	$(144,919)	$655,299

September 30, 2017

Net settled
Forward exchange contracts	$(60)	$35,000	$-

Gross settled
Forward exchange contracts
Inflows	$3,757,497	$1,572,050	$-
Outflows	(3,779,092)	(1,579,412)	-
	(21,595)	(7,362)	-

Swap contracts
Inflows	16,718,797	14,804,391	37,287,450
Outflows	(16,776,093)	(15,205,080)	(36,802,430)
	(57,296)	(400,689)	485,020

	$(78,891)	$(408,051)	$485,020

(Concluded)

	On Demand or Less than 1 Month	1 to 3 Months	3 Months to 1 Year
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

September 30, 2017

Net settled
Forward exchange contracts	$(2)	$1,154	$-

Gross settled
Forward exchange contracts
Inflows	$123,887	$51,831	$-
Outflows	(124,599)	(52,074)	-
	(712)	(243)	-

Swap contracts
Inflows	551,230	488,110	1,229,392
Outflows	(553,119)	(501,321)	(1,213,400)
	(1,889)	(13,211)	15,992

	$(2,601)	$(13,454)	$15,992

e.	Reconciliation of liabilities arising from financing activities

The table below details changes in the Group’s liabilities arising from financing activities, including both cash and non-cash changes. Liabilities arising from financing activities are those for which cash flows were, of future cash flows will be, classified in the Group’s condensed consolidated statement of cash flows as cash flows from financing activities.

For the nine months ended September 30, 2017

	Short-term borrowings	Bonds payable	Long-term borrowings	Total
	NT$	NT$	NT$	NT$

Balance at January 1, 2017	$20,955,522	$36,999,903	$53,115,563	$111,070,988
Financing cash flows	(631,277)	(1,123,972)	(12,982,216)	(14,737,465)
Non-cash changes
Amortization of issuance cost	-	294,059	4,196	298,255
Converted to ordinary shares in current period	-	(11,650,369)	-	(11,650,369)
Effects of exchange rate changes	(685,855)	(1,402,245)	(772,507)	(2,860,607)

Balance at September 30, 2017	$19,638,390	$23,117,376	$39,365,036	$82,120,802

	Short-term borrowings	Bonds payable	Long-term borrowings	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

Balance at January 1,2017	$690,917	$1,219,911	$1,751,255	$3,662,083
Financing cash flows	(20,814)	(37,058)	(428,032)	(485,904)
Non-cash changes
Amortization of issuance cost	-	9,695	138	9,833
Converted to ordinary shares in current period	-	(384,120)	-	(384,120)
Effects of exchange rate changes	(22,612)	(46,233)	(25,470)	(94,315)

Balance at September 30, 2017	$647,491	$762,195	$1,297,891	$2,707,577

35.	RELATED PARTY TRANSACTIONS

Balances and transactions within the Group had been eliminated upon consolidation. Details of transactions between the Group and other related parties were disclosed as follows:

a.	Related parties

Except those disclosed in Note 13 and NXP B.V. accounted for as a related party of the Group’s subsidiary, ASEN, over which NXP B.V. has significant influence, the related parties were as follows:

Related Parties	Relationship with the Corporation

ASE Cultural and Educational Foundation (“ASE Foundation”)	Substantial related party
Fu Hwa Construction Co., Ltd.	Associate

b.	The Company contributed each NT$100,000 thousand (US$3,297 thousand) to ASE Foundation in January 2016 and 2017, respectively, for environmental charity in promoting the related domestic environmental protection and public service activities (Note 37).

c.	In the third quarter of 2016, the Company acquired patents and specific technology from DECA at NT$403,543 thousand, which was primarily based on independent professional appraisal reports. As of September 30 2017, NT$113,681 thousand (US$3,748 thousand) has not been paid and was accrued under the line item of other payables.

d.	The Company contracted with Fu Hwa Construction Co., Ltd. to construct a female employee dormitory on current leased land. Total consideration was primarily based on independent professional appraisal reports and NT$646,500 thousand was paid as of September 30, 2016. The female employee dormitory has been completely constructed as of December 31, 2016 and the total consideration was fully paid in March 2017.

e.	In February 2016, USIE repurchased 1,801 thousand shares of USIE’s outstanding ordinary shares from the Group’s key management personnel with approximately NT$1,130,650 thousand.

f.	Compensation to key management personnel

	For the Nine Months Ended September 30
	2016	2017
	NT$	NT$	US$ (Note 4)

Short-term employee benefits	$610,714	$600,528	$19,800
Post-employment benefits	2,836	2,803	92
Share-based payments	47,520	9,753	322

	$661,070	$613,084	$20,214

The compensation to the Company’s key management personnel is determined according to personal performance and market trends.

36.	ASSETS PLEDGED AS COLLATERAL OR FOR SECURITY

The following assets were provided as collateral for bank borrowings and the tariff guarantees of imported raw materials:

	December 31, 2016	September 30, 2017
	NT$	NT$	US$ (Note 4)

Inventories related to real estate business	$16,813,023	$4,825,338	$159,094
Investment properties	-	7,068,509	233,053
Land use rights (Long-term prepayments for lease)	-	5,747,793	189,509
Other financial assets (including current and non-current)	220,228	70,304	2,318

	$17,033,251	$17,711,944	$583,974

37.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

In addition to those disclosed in other notes, significant commitments and contingencies of the Group as of each balance sheet date were as follows:

a.	As of December 31, 2016 and September 30, 2017, unused letters of credit of the Group were approximately NT$97,000 thousand and NT$36,000 thousand (US$1,187 thousand), respectively.

b.	As of December 31, 2016 and September 30, 2017, outstanding commitments to purchase property, plant and equipment of the Group were approximately NT$6,630,957 thousand and NT$3,924,041 thousand (US$129,378 thousand), respectively, of which NT$668,509 thousand and NT$384,777 thousand (US$12,686 thousand) had been prepaid, respectively. As of December 31, 2016 and

September 30, 2017, the commitment that the Group has contracted for the construction related to our real estate business were approximately NT$1,574,822 thousand and NT$1,744,599 thousand (US$57,521 thousand), respectively.

c.	In consideration of corporate social responsibility for environmental protection, the Company’s board of directors, in December 2013, approved contributions to be made in the next 30 years, at a total amount of NT$3,000,000 thousand, at the minimum, to environmental protection efforts in Taiwan.

38.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information was aggregated by the foreign currencies other than functional currencies of the group entities and the exchange rates between foreign currencies and respective functional currencies were disclosed. The significant assets and liabilities denominated in foreign currencies were as follows:

	Foreign Currencies (In Thousand)	Exchange Rate	Carrying Amount (In Thousand)

December 31, 2016

Monetary financial assets
US$	$3,106,557	US$1=NT$32.25	$100,186,466
US$	1,020,769	US$1=CNY6.9370	32,919,814
JPY	4,976,309	JPY1=NT$0.2756	1,371,471
JPY	9,277,760	JPY1=US$0.0085	2,556,951

Monetary financial liabilities
US$	3,013,288	US$1=NT$32.25	97,178,536
US$	891,487	US$1=CNY6.9370	28,750,462
JPY	5,881,716	JPY1=NT$0.2756	1,621,001
JPY	9,543,756	JPY1=US$0.0085	2,630,259

September 30, 2017

Monetary financial assets
US$	3,267,105	US$1=NT$30.315	99,042,297
US$	936,859	US$1=CNY6.6369	28,400,886
JPY	4,531,368	JPY1=NT$0.2697	1,222,110
JPY	8,673,633	JPY1=US$0.0089	2,339,279

Monetary financial liabilities
US$	2,933,131	US$1=NT$30,315	88,917,880
US$	898,508	US$1=CNY6.6369	27,238,274
JPY	4,608,452	JPY1=NT$0.2697	1,242,900
JPY	8,918,097	JPY1=US$0.0089	2,405,211

The significant realized and unrealized foreign exchange gain (loss) were as follows:

	For the Nine Months Ended September 30, 2016		For the Nine Months Ended September 30, 2017
Foreign Currencies	Exchange Rate	Net Foreign Exchange Gain (Loss)	Exchange Rate	Net Foreign Exchange Gain (Loss)
		NT$		NT$	US$(Note 4)

US$	US$1=NT$31.36	$(335,549)	US$1=NT$30.315	$(200,581)	$(6,613)
NT$		2,553,110		3,209,973	105,835
CNY	CNY1=NT$4.6962	56,388	CNY1=NT$4.5676	(255,670)	(8,430)

		$2,273,949		$2,753,722	$90,792

39.	OTHERS

a.	On December 20, 2013, the Kaohsiung Environmental Protection Bureau (“KEPB”) imposed a fine of NT$102,014 thousand (“the Administrative Fine”) upon the Company for the violation of the Water Pollution Control Act. The Company filed an administrative appeal to nullify the Administrative Fine, which, however, was dismissed by the Kaohsiung City Government. The Company then filed a lawsuit with the Kaohsiung High Administrative Court seeking to revoke the dismissal decision made by the Kaohsiung City Government (the “Administrative Appeal Decision”) and the Administrative Fine, and to demand a refund of the fine paid by the Company. The judgment of the Kaohsiung High Administrative Court was rendered on March 22, 2016, ruling to revoke the Administrative Appeal Decision and the Administrative Fine, and to dismiss the other complaint filed by the Company (i.e., to demand a refund of the fine paid by the Company). The Company appealed against the unfavorable ruling on April 14, 2016. On June 8, 2017, the Supreme Administrative Court handed down a final and unappealable judgment which is in favor of the Company and ordered KEPB to return to the Company the fine already paid by the Company.

b.	For the future development and sustainable development of semiconductor industry , the Company’s board of directors approved in June 2016 to enter into and execute a joint share exchange agreement with SPIL to establish ASE Industrial Holding Co., Ltd. (”HoldCo”) and HoldCo will acquire all issued and outstanding shares of both ASE and SPIL in the way of share exchange. The share exchange will be conducted at an exchange ratio of 1 ordinary share of the Company for 0.5 ordinary share of HoldCo, and at NT$55 in cash per SPIL's ordinary share, which has been adjusted to NT$51.2 after SPIL’s appropriation of earnings in 2016. The estimated cash consideration paid per SPIL’s ordinary share shall not be subject to adjustment if the aggregate amount of the cash dividends distributed by SPIL in 2017 is less than 85% of SPIL’s net profit for the year ended December 31, 2016.

According to the share exchange agreement, the completion of share exchange transaction is subject to the satisfaction or waiver of all conditions precedent. Unless the Company and SPIL entering into another agreement, this share exchange agreement shall be terminated automatically if the aforementioned conditions precedent are not satisfied or to be waived on or before December 31, 2017. On November 24, 2017, the Ministry of Commerce of the People’s Republic of China announced that it has conditionally approved the proposed transaction. On December 14, 2017, the Company and SPIL entered into an addendum to the aforementioned joint share exchange agreement to amend the definition of Long Stop Date as of October 31, 2018 or a later date. As of the date the condensed consolidated financial statements were authorized for issue by the management, the unsatisfied conditions include the unconditional approvals of the Company and SPIL's shareholders’ meeting and, therefore, the share exchange transaction has not been completed.

Due to the aforementioned share exchange agreement, treasury shares of the Company and the convertible bonds embedded with conversion option recognized as equity issued by the Company were affected as follows:

1)	For the outstanding balance of the Bonds, except where the Bonds have been redeemed or repurchased and cancelled or converted by the holders by exercising their conversion rights before the share exchange record date, the holders of the Bonds may, after the Company obtains approval from all relevant competent authorities and after the share exchange record date, convert such outstanding balance into newly issued HoldCo common shares. The conversion shall be subject to applicable laws, the indenture of the Bonds and the share exchange ratio. As of September 30, 2017, the outstanding balance of the Bonds has been fully converted or redeemed.

2)	Treasury shares purchased before the share exchange record date for the conversion of the Currency Linked Bonds will be exchanged to HoldCo's ordinary shares, which will still be hold by the Company, based on the agreed share exchange ratio. The conversion price of the Currency Linked Bonds shall also be adjusted in accordance with the agreed share exchange ratio in the joint share exchange agreement.

3)	For the employee share options issued by the Company upon the approval from relevant competent authorities before the execution of the joint share exchange agreement, HoldCo will assume the Company’s obligations under the employee share options as of the share exchange record date. Except that the exercise price and amount shall be adjusted in accordance with the agreed share exchange ratio and that the shares subject to exercise shall be converted into HoldCo’s newly issued ordinary shares, all other terms and conditions for issuance will remain the same. The final execution arrangements shall be made by HoldCo in compliance with relevant laws and regulations and subject to the approval of relevant competent authorities.

40.	OPERATING SEGMENTS INFORMATION

The Group has the following reportable segments: Packaging, Testing, EMS and Estate. The Group packages bare semiconductors into finished semiconductors with enhanced electrical and thermal characteristics; provides testing services, including front-end engineering testing, wafer probing and final testing services; engages in the designing, assembling, manufacturing and sale of electronic components and telecommunications equipment motherboards, real estate business in development, sale and leasing. Information about other business activities and operating segments that are not reportable are combined and disclosed in “Others.” The Group engages in other activities such as substrate production and real estate business.

The accounting policies for segments are the same as those described in Note 4. The measurement basis for resources allocation and performance evaluation is based on profit before income tax.

Segment information for the nine months ended September 30, 2016 and 2017 was as follows:

	Packaging	Testing	EMS	Estate	Others	Adjustment and Elimination	Total
	NT$	NT$	NT$	NT$	NT$	NT$	NT$

For the nine months ended September 30, 2016 (Retrospectively Adjusted)

Revenue from external customers	$91,662,376	$19,728,887	$80,768,466	$3,136,724	$2,459,021	$-	$197,755,474
Inter-segment revenues (Note)	$3,225,876	$183,035	$35,123,433	$-	$7,057,756	$(45,590,100)	$-
Segment profit before income tax	$8,542,845	$5,058,493	$2,868,374	$1,462,139	$469,464	$-	$18,401,318

As of September 30, 2016

Segment assets	$200,691,105	$42,705,683	$76,091,008	$28,592,422	$12,593,348	$-	$360,673,566

For the nine months ended September 30, 2017

Revenue from external customers	$93,180,402	$19,603,493	$90,663,084	$235,691	$2,772,484	$-	$206,455,154
Inter-segment revenues (Note)	$3,669,072	$131,404	$33,468,135	$-	$6,259,786	$(43,528,397)	$-
Segment profit before income tax	$7,705,017	$5,142,974	$4,583,065	$5,416,632	$339,876	$-	$23,187,564

As of September 30, 2017
Segment assets	$196,731,818	$40,814,194	$78,606,614	$32,959,815	$10,983,216	$-	$360,095,657

	Packaging	Testing	EMS	Estate	Others	Adjustment and Elimination	Total
	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)	US$ (Note 4)

For the nine months ended September 30, 2017

Revenue from external customers	$3,072,219	$646,340	$2,989,221	$7,771	$91,411	$-	$6,806,962
Inter-segment revenues (Note)	$120,972	$4,332	$1,103,466	$-	$206,389	$(1,435,159)	$-
Segment profit before income tax	$254,039	$169,567	$151,107	$178,590	$11,206	$-	$764,509

As of September 30, 2017

Segment assets	$6,486,377	$1,345,671	$2,591,712	$1,086,706	$362,124	$-	$11,872,590

Note:	Inter-segment revenues were eliminated upon consolidation.

 EXHIBIT 99.2

Discussion of Interim Financial Results as of and for

the Nine-Month Period Ended September 30, 2017

The following sets forth management’s discussion and analysis of our interim financial results as of and for the nine-month period ended September 30, 2017. The interim financial information as of and for the nine-month period ended September 30, 2017 and the comparative financial information as of December 31, 2016 and for the nine-month period ended September 30, 2016 set forth below are derived from our unaudited condensed consolidated interim financial statements included as Exhibit 99.1 to this report on Form 6-K. Those unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard No. 34, “Interim Financial Reporting”, as issued by the International Accounting Standard Board. Those financial statements do not include all of the information required for a complete set of annual consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”), International Accounting Standards (“IAS”), Interpretations of IFRS and Interpretations of IAS issued by International Accounting Standards Board.

Results of Operations

Operating Revenues

Our operating revenues for the nine-month period ended September 30, 2017 were NT$206,455.1 million (US$6,806.9 million), which represented a 4.4% increase from NT$197,755.5 million for the same period in 2016. For the nine-month period ended September 30, 2017, net revenue generated from our electronic manufacturing services business, packaging business and testing business represented approximately 43.9%, 45.1% and 9.5% of our total net revenue, respectively.

Packaging revenues increased 1.7% to NT$93,180.4 million (US$3,072.2 million) for the nine-month period ended September 30, 2017 from NT$91,662.4 million for the same period ended September 30, 2016. The increase in our packaging revenues was primarily due to the increase in sales of our bumping and wafer-level packaging products. Testing revenues decreased 0.6% to NT$19,603.5 million (US$646.3 million) for the nine-month period ended September 30, 2017 from NT$19,728.9 million for the same period ended September 30, 2016. Revenues from our electronic manufacturing services business increased 12.3% to NT$90,663.1 million (US$2,989.2 million) for the nine-month period ended September 30, 2017 from NT$80,768.5 million for the same period in 2016. This increase was primarily due to an increase in outsourced orders for consumer products and communications products.

Gross Profit

Our gross profit was NT$37,938.5 million (US$1,250.8 million) for the nine-month period ended September 30, 2017 compared to NT$37,812.7 million (retrospectively adjusted) for the same period in 2016. We had a gross margin of 18.4% for the nine-month period ended September 30, 2017, compared to a gross margin of 19.1% for the same period in 2016. This decrease in gross margin was primarily due to a raise in our electronic manufacturing services business, which had a lower gross margin.

Operating costs increased 5.4% to NT$168,516.6 million (US$5,556.1 million) for the nine-month period ended September 30, 2017 from NT$159,942.8 million (retrospectively adjusted) for the same period in 2016. Raw material costs increased 10.7% to NT$98,158.9 million (US$3,236.4 million) for the nine-month period ended September 30, 2017 from NT$88,633.1 million for the same period in 2016. As a percentage of operating revenues, raw material costs increased to 47.5% from 44.8%, primarily as a result of an increase in orders in our electronic manufacturing services business, which had relatively higher raw material costs compared to our other businesses. Labor costs increased 2.2% to NT$26,837.9 million (US$884.9 million) for the nine-month period ended September 30, 2017 from NT$26,264.5 million for the same period in 2016. As a percentage of operating revenues, labor costs decreased to 13.0% from 13.3%, which was due to the growth of our operating revenues. Depreciation, amortization and rental expenses decreased 2.0% to NT$20,683.1 million (US$681.9 million) for the nine-month period ended September 30, 2017 from NT$21,106.9 million (retrospectively adjusted) for the same period in 2016. As a percentage of operating revenues, depreciation, amortization and rental expenses decreased to 10.0% from 10.7%, which was due to a raise in our operating revenues.

Profit from Operations

We had profit from operations of NT$17,786.2 million (US$586.4 million) for the nine-month period ended September 30, 2017, which represented a decrease from NT$17,825.8 million (retrospectively adjusted), for the same period in 2016. Our operating margin was 8.6% for the nine-month period ended September 30, 2017 compared to 9.0% for the same period in 2016. The decrease of operating margin was primarily due to a decrease in gross margin.

Operating expenses increased 5.9% to NT$20,426.6 million (US$673.4 million) for the nine-month period ended September 30, 2017 from NT$19,282.6 million (retrospectively adjusted) for the same period in 2016. This increase was primarily due to an increase in general and administrative expenses and research and development expenses.

Selling expenses decreased 6.7% to NT$2,434.6 million (US$80.2 million) for the nine-month period ended September 30, 2017 from NT$2,610.4 million (retrospectively adjusted) for the same period in 2016, primarily due to a decrease in amortization expenses in connection with intangible assets fully amortized. Selling expenses as a percentage of our operating revenues decreased to 1.2% for the nine-month period ended September 30, 2017 from 1.3% for the same period in 2016.

General and administrative expenses increased 11.0% to NT$9,290.9 million (US$306.3 million) for the nine-month period ended September 30, 2017 from NT$8,371.7 million for the same period in 2016, primarily due to an increase in salary expenses and an increase in professional fee. General and administrative expenses as a percentage of our operating revenues increased to 4.5% for the nine-month period ended September 30, 2017 from 4.2% for the same period in 2016.

Research and development expenses increased 4.8% to NT$8,701.1 million (US$286.9 million) for the nine-month period ended September 30, 2017 from NT$8,300.5 million for the same period in 2016, primarily due to an increase in salary expenses. Research and development expenses as a percentage of our operating revenues remained at 4.2% for the nine-month periods ended September 30, 2017 and 2016.

We had a net other operating income of NT$274.3 million (US$9.0 million) for the nine-month period ended September 30, 2017 compared to a net other operating expense of NT$704.3 million for the same period in 2016.

Net Non-Operating Incomes and Expenses

Net non-operating income and expenses increased to a net income of NT$5,401.3 million (US$178.1 million) for the nine-month period ended September 30, 2017 from a net income of NT$575.5 million (retrospectively adjusted) for the same period in 2016. This was primarily due to a gain of NT$5,643.8 million (US$186.1 million) from the disposal of subsidiary.

Income Tax Expense

We recognized an income tax expense of NT$4,638.0 million (US$152.9 million) for the nine-month period ended September 30, 2017 compared to an income tax expense of NT$3,230 million for the same period in 2016. The increase was primarily due to an increase in the profit before income tax and Income tax on unappropriated earnings.

Net Profit

As a result of the foregoing, we incurred a net profit of NT$18,549.5 million (US$611.6 million) for the nine-month period ended September 30, 2017, which represented an increase from NT$15,171.3 million (retrospectively adjusted) for the same period in 2016. Our diluted earnings per ADS decreased to NT$9.88 (US$0.33) for the nine-month period ended September 30, 2017 compared to diluted earnings per ADS of NT$7.88 for the same period in 2016.

Liquidity and Capital Resources

We have historically been able to satisfy our working capital needs from our cash flow from operations. We have historically funded our capacity expansion from internally generated cash and, to the extent necessary, the issuance of equity securities and borrowings. If adequate funds are not available on satisfactory terms, we may be forced to curtail our expansion plans. Moreover, our ability to meet our working capital needs from cash flow from operations will be affected by the demand for our packaging, testing services and electronic manufacturing services, which in turn may be affected by several factors. Many of these factors are outside of our control, such as economic downturns and declines in the prices of our services or products caused by a downturn in the industry. To the extent we do not generate sufficient cash flow from our operations to meet our cash requirements, we will have to rely on external financing. We believe that our existing cash, marketable securities, expected cash flow from operations and existing credit lines under our loan facilities will be sufficient to meet our capital expenditures, working capital, cash obligations under our existing debt and lease arrangements, and other requirements for at least the next 12 months.

Our cash and cash equivalents as of September 30, 2017 were NT$38,975.1 million (US$1,285.0 million), which represented a 1.5% increase compared to NT$38,392.5 million as of December 31, 2016. Our total borrowings as of September 30, 2017 were NT$82,120.8 million (US$2,707.6 million). Excluding short-term borrowings of NT$19,638.4 million (US$647.5 million), current portion of bonds payable of NT$6,136.9 million (US$202.3 million) and current portion of long-term borrowings of NT$6,840.0 million (US$225.5 million), our long-term borrowing as of September 30, 2017 were NT$49,505.5 million (US$1,632.2 million), which consisted of bonds payable of NT$16,980.5 million (US$559.8 million) and long-term borrowings of NT$32,525.0 million (US$1,072.4 million).

Cash Flows

Net cash generated from operating activities was NT$33,269.0 million (US$1,096.9 million) for the nine-month period ended September 30, 2017 compared to net cash generated from operating activities NT$36,712.1 million for the same period in 2016. This decrease in cash inflow was primarily due to a decrease in dividend received of NT$2,120.5 million ( US$69.9 million), an increase in cash outflow of NT$7,050.9 million (US$232.5 million) from an increase of inventories but offset by a decrease in cash outflow of NT$6,331.8 million (US$208.8 million) from trade receivables.

Net cash used in investing activities was NT$14,480.2 million (US$477.4 million) for the nine-month period ended September 30, 2017 compared to NT$37,137.2 million for the same period in 2016. This decrease in cash outflow was primarily due to a decrease of NT$15,816.5 million in the acquisition of associates and joint ventures.

Net cash used in financing activities was NT$14,748.1 million (US$486.3 million) for the nine-month period ended September 30, 2017 compared to NT$11,839.8 million for the same period in 2016. This change in cash flow was primarily due to a decrease in cash inflow of NT$19,742.6 million (US$650.9 million) from the net proceeds from and repayment of long-term borrowings, an increase in cash inflow of NT$10,290.0 million (US$339.3 million) from the proceeds from issuance of ordinary shares and a decrease in cash outflow of NT$2,815.8 million (US$92.8 million) from non-controlling interests.